    As filed with the Securities and Exchange Commission on April 25, 2002
                                                     Registration No. 333-55022
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                        POST-EFFECTIVE AMENDMENT NO. 1
                                      TO
                                   FORM SB-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                            THE THAXTON GROUP, INC.
                (Name of small business issuer in its charter)

      South Carolina                 6140                   57-0669498
      (State or other          (Primary Standard         (I.R.S. Employer
      jurisdiction of             Industrial            Identification No.)
     incorporation or         Classification Code
       organization)                Number)

                             1524 Pageland Highway
                        Lancaster, South Carolina 29720
                                (803) 285-4337
                         (Address and telephone number
        of principal executive offices and principal place of business)

                               -----------------

                                 Allan F. Ross
             Vice President, Chief Financial Officer and Secretary
                            The Thaxton Group, Inc.
                             1524 Pageland Highway
                        Lancaster, South Carolina 29720
                                (803) 285-4337
           (Name, address and telephone number of agent for service)

                               -----------------

                                   Copy to:

                              Barney Stewart III
                           Thomas H. O'Donnell, Jr.
                            Moore & Van Allen PLLC
                        100 North Tryon Street Suite 47
                     Charlotte, North Carolina 28202-4003
                                (704) 331-1000

                               -----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. [_]__________
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]__________
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]__________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]__________
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                            The Thaxton Group, Inc.

                       $75,000,000 of Subordinated Notes

                                Terms of Notes

                                                        Subordinated Term
                                                              Notes                 Subordinated Term Notes
                          Subordinated Daily Notes         Due 1 Month            Due 6, 12, 36 and 60 Months
                         -------------------------- -------------------------- ---------------------------------
Minimum Initial Purchase            $50                        $100                         $1,000
Interest Rate                 See table below            See table below                See table below
Interest Payment          Payable upon redemption      Payable at maturity         Payable, at your option,
                                                                               monthly, quarterly or at maturity

Redemption by Holder     Redeemable without penalty    Redeemable prior to            Redeemable prior to
                                                     maturity with forfeiture   maturity with partial interest
                                                    of interest, unless waived     forfeiture, unless waived

Redemption by             Redeemable upon 30 days     Not redeemable before             Redeemable upon
Thaxton Group                      Notice                    maturity                   30 days notice

                                Interest Rates

   The table below sets forth the interest rates on our daily notes and term notes as of the date of this prospectus based on the dollar amount of the note you purchase. We may periodically change one or more of these rates. If we change any of the rates, the new rates, and their effective date, will be set forth in a supplement to this prospectus.

                                                                  Interest Rates
                                  -----------------------------------------------------------------------------
        Dollar Amount of
         Note Purchase            Daily Note 1 Month Note 6 Month Note 12 Month Note 36 Month Note 60 Month Note
         -------------            ---------- ------------ ------------ ------------- ------------- -------------
Any amount between the minimum
  investment amount and $50,000..    6.50%       6.50%        7.25%        7.75%         7.75%         7.75%
Any amount over $50,000 but less
  than $100,000..................    6.75        6.75         8.00         8.00          8.00          8.00
Any amount over $100,000 but less
  than $500,000..................    7.00        7.00         8.00         8.00          8.00          8.00
Any amount over
  $500,000.......................    7.50        7.50         8.00         8.00          8.00          8.00

                        Automatic Renewal of Term Notes

   We will send you a renewal notice 15 days before the maturity date of a 1 month note and 30 days before the maturity date of a 6, 12, 36 and 60 month note. The renewal notice will include information about your note and a copy of any applicable amendment or supplement to this prospectus. Your term note will be automatically renewed for an identical term at the then applicable interest rate unless you notify us by the maturity date that you desire to redeem your term note. You may advise us by letter that you desire to redeem, you may call us at 1 (888) 842 9866, or you may contact an employee at the office where you purchased your note to redeem it.

(Cover page continued)

                             Security and Ranking

   Our daily notes and term notes are not secured by any collateral and are subordinate to all our existing and future senior debt.

   You should read "Risk Factors" beginning on page 9 for a discussion of risk factors that you should consider before investing in the notes.

                                              Per Note    Total
                                              -------- -----------
             Total public offering price.....  100.00% $75,000,000
             Sales commissions...............    0.25% $   187,500
             Proceeds, before expenses, to us   99.75% $74,812,500

   Our officers and employees will sell most of the notes, without compensation, in reliance on Rule 3a4-1 under the Securities Exchange Act of 1934. Carolinas First Investments, Inc. will serve as an underwriter on a "best efforts" basis in a few states and assist us in managing the offering. Carolinas First Investments is not required to sell any portion of the notes, but will use its best efforts to sell the notes. Carolinas First Investments will receive a sales commission of .25% of the principal amount of the notes it sells and a monthly management fee of $6,250. The preceding table includes an estimate of the total amount of the sales commissions and fees Carolinas First Investments will receive over the life of the offering.

   The notes may be purchased by completing a note purchase agreement and furnishing us the funds required for the amount of the note you desire to purchase.

   This offering commenced on May 14, 2001 and will continue until the later of two years or until all of the notes are sold, unless we terminate this offering sooner.

   There is no public trading market for these notes. We do not intend to list the notes on any securities exchange or other trading market.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed on the adequacy or accuracy of the disclosures in the prospectus. Any representation to the contrary is a criminal offense.

   The notes will not be secured and are not savings deposits or obligations of an insured depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

                The date of this prospectus is April 25, 2002.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information or to make any additional representations. We are not offering the notes in any state where the offer is prohibited. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               TABLE OF CONTENTS

                                                                                      Page
                                                                                      ----
Prospectus Summary...................................................................   4
Risk Factors.........................................................................   9
Use of Proceeds......................................................................  12
Description of Notes.................................................................  13
Selected Consolidated Financial Data.................................................  19
Management's Discussion and Analysis of Financial Condition and Results of Operations  20
Business.............................................................................  29
Management...........................................................................  34
Principal and Management Shareholders................................................  35
Market for Common Equity and Related Stockholder Matters.............................  35
Transactions with Related Parties....................................................  36
Legal Matters........................................................................  37
Experts..............................................................................  38
Plan of Distribution.................................................................  38
Where You Can Find More Information..................................................  39
Index to Financial Statements........................................................ F-1

            CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus includes "forward looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of language such as "believes," "will likely result," "may," "are expected to," "is anticipated," "estimate," "projected," "intends to" or other similar words. Although we believe that our plans, intentions and expectations reflected in or suggested by any of our forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are discussed under "Risk Factors" and elsewhere in this prospectus.

                              PROSPECTUS SUMMARY

   The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes a description of the terms of the notes we are offering, as well as information regarding our business and detailed financial data. We encourage you to read the entire prospectus, including the financial statements and related notes, carefully.

                              Thaxton Group, Inc.

   We are a diversified consumer financial services company that:

  .   provides small consumer loans to borrowers with impaired credit;
  . finances the purchase of used automobiles and insurance premiums for borrowers with impaired credit;
  . serves as an independent sales agent for a wide variety of property and casualty, health and life insurance companies; and
  .   provides a limited number of commercial loans.

   In February 1999, we acquired the consumer finance operations of FirstPlus Consumer Finance, Inc., including 144 consumer finance offices in seven states, 47 of which are located in Texas and 31 of which are located in South Carolina. The core business of these offices is to provide small consumer loans, real estate loans and used automobile financing loans to credit impaired borrowers.

   Our executive offices are located at 1524 Pageland Highway, Lancaster, South Carolina 29720, and our telephone number is (888) 842-9866. We currently have a total of 218 finance offices and 14 insurance agency offices located principally in South Carolina, Texas, Mississippi, Georgia and Tennessee.

                                 The Offering

   We are offering up to $75 million of subordinated terms notes due 1, 6, 12, 36 and 60 months and subordinated daily notes. We expect the offering to continue until the later of two years or until all $75 million of the notes are sold, unless we terminate the offering sooner. The proceeds of this offering will be used primarily to repay outstanding debt under our credit facilities.

   The interest rates on the notes as of the date of this prospectus are set forth in a table on the cover page of this prospectus and on page 8. The interest rates vary based on the dollar amount of the note you purchase. We may change one or more of the interest rates periodically. Any change in the interest rates will be set forth in a supplement to this prospectus.

   The notes may be purchased by completing a note purchase agreement and furnishing us the funds required for the amount of a note you desire to purchase. You may call us at 1-888-842-9866 during normal business hours to obtain information about our offices where the notes are sold or to obtain information about the notes by mail.

                  Summary Consolidated Financial Information

   Our consolidated financial information set forth below should be read in conjunction with our consolidated financial statements and related notes included in the back of this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                       For the Year Ended December 31,
                                                      --------------------------------
                                                         2001        2000      1999
                                                       --------    --------  --------
                                                      (Dollars in thousands, except pe
                                                               share amounts)
Income Statement Data:
Interest and fee income.............................. $ 74,326    $ 65,614   $ 59,140
Interest expense.....................................   19,070      21,024     17,272

                                                       --------    --------  --------
Net interest income..................................   55,256      44,590     41,868
Provision for credit losses..........................   16,584      14,658     11,938
                                                       --------    --------  --------
Net interest income after provision for credit losses   38,672      29,932     29,930
Insurance premiums and commissions, net..............   18,554      17,764     12,805
Other income.........................................    5,640       4,239      2,125
Operating expenses...................................   57,736      51,782     42,314
                                                       --------    --------  --------
Pretax income(loss) from continuing operations.......    5,130         153      2,546
Income tax expense(benefit)..........................    2,095         550      1,258
                                                       --------    --------  --------
Income (loss) from continuing operations.............    3,035        (397)     1,288
Discontinued operations net loss.....................       --      (3,415)    (1,643)
                                                       --------    --------  --------
Net Income (loss).................................... $  3,035    $ (3,812)  $   (355)
                                                       ========    ========  ========
Net income (loss) per common share................... $   0.34       (0.65)     (0.16)
Average common shares outstanding....................    6,876       6,975      6,494

                                                         At Year Ended December 31,
                                                      --------------------------------
                                                         2001        2000      1999
                                                       --------    --------  --------
                                                      (Dollars in thousands, except pe
                                                               share amounts)
Balance Sheet Data:
Finance receivables.................................. $240,534    $235,906   $213,170
Unearned income (1)..................................  (47,267)    (46,332)   (42,205)
Allowance for credit losses..........................  (12,012)    (11,631)   (10,661)
Finance receivables, net.............................  181,255     177,943    160,304
Total assets.........................................  242,560     247,548    232,639
Total liabilities....................................  236,275     243,789    222,836
Shareholders' equity.................................    6,285       3,759      9,803

--------
(1) Includes unearned finance charges, dealer reserves, and discounts on bulk purchases.

                       Competitive Weaknesses and Risks

   We discuss in this prospectus, particularly in the "Risk Factors" section, our competitive weaknesses and the numerous uncertainties and contingencies beyond our control that affect our business, including:

  . our dependence on floating-rate debt to finance our fixed-rate receivables, which means that in periods of increasing interest rates, our profitability may decline and our ability to fulfill our obligations under the notes may be impaired;

  . the high credit and operating costs associated with operating in the non-prime consumer credit market; and

  . competition in the non-prime consumer credit market from competitors that have greater resources than we have and who are offering new sources of credit to our customers.

   You should carefully consider the information in the "Risk Factors" section in this prospectus as well as the other information and data included in this prospectus before deciding whether to purchase any of the notes.

                           Summary of Terms of Notes

Subordinated Daily Notes


Minimum Investment           $50

Interest Rate                See the table below entitled "Interest Rates" for interest rates payable on daily notes. The interest rates vary depending upon the dollar amount of the daily note you purchase. Daily notes bear interest at a fixed rate as of the date of issuance, but the rate may be adjusted as explained below prior to redemption.

                             We may adjust the interest rate on daily notes on the first day of the month. Any adjustments will be reflected in a supplement to this prospectus. You will be notified promptly by first class mail of any monthly adjustment in the interest rate. The notice will include with it a copy of any amendments or supplements to this prospectus.

Interest Payment             Payable upon redemption and compounded daily.

Increases or Decreases of    You may adjust the original principal amount at any time by increasing or
  Principal Amount by Holder decreasing the principal amount of your note. You may not, however, reduce the outstanding principal amount below $50. If you present a daily note to us, we will record any adjustments to the original principal amount, such as increases or decreases in principal amount. You may redeem daily notes, in whole or in part, at any time,without penalty.

Subordinated Term Notes Due 1 Month


Minimum Investment           $100

Interest Rate                See the table below entitled "Interest Rates" for interest rates payable on
                             1 month notes. The interest rates vary depending upon the total dollar amount of a 1 month note that you purchase. When you purchase a 1 month note, the interest rate is fixed until maturity.

Interest Payment             Payable at maturity and compounded daily.

Automatic Renewal Procedure  The automatic procedure for renewing 1 month notes is described below under "Automatic Renewal of Term Notes."

Increases or Decreases of    You may adjust the original principal amount of a 1 month note without
  Principal Amount by Holder extending the maturity at any time by increasing or decreasing the principal amount. You may not, however, reduce the outstanding principal amount below $100. If you present a 1 month note to us, we will record any adjustments to the original principal amount, such as increases or decreases in principal amount. If you redeem a 1 month note, in whole or in part, prior to maturity, you will forfeit all accrued interest on the redeemed amount, unless we, in our sole discretion,waive the forfeiture in whole or in part.

Redemption by Thaxton Group  Not redeemable prior to maturity.

Subordinated Term Notes Due 6, 12, 36 and 60 Months


Minimum Investment              $1,000

Interest Rate                   See the table below entitled "Interest Rates" for interest rates payable on 6, 12, 36 and 60 month notes. The interest rates vary depending upon the total dollar amount of the note that you purchase. When you purchase one of these notes, the interest rate is fixed until maturity.

Interest Payment                At your option, payable either monthly, quarterly or at maturity and compounded daily.

Automatic Renewal Procedure     The automatic procedure for renewing 6, 12, 36 and 60 month notes is described below under "Automatic Renewal of Term Notes."

Redemption by Holder            If you redeem, in whole or in part, prior to maturity, you will forfeit part of your accrued interest equal to the difference between the amount of interest actually accrued since the date of issuance, or most recent renewal date, and the amount of interest that would have accrued had the rate of interest been 3% less than the rate in effect at the time of your initial purchase or any renewal, unless we, in our sole discretion, waive the forfeiture in whole or in part.

Redemption by Thaxton Group     We may redeem 6, 12, 36 and 60 month notes without premium at any time on 30 days notice.

Automatic Renewal of Term Notes Not later than 15 days before the maturity date of a 1 month note, and 30 days before the maturity date of a 6, 12, 36 and 60 month note, we will send you with a renewal notice. If we have amended this prospectus or supplemented it to reflect a change in the interest rates applicable upon the renewal of the notes, the notice will include with it any applicable amendment or supplement to this prospectus. This notice will also advise you of:
                                . the maturity date of the note;
                                . the dollar amount of your note at maturity;
                                . the applicable interest rate upon renewal;
                                . the new maturity date if your note is renewed; and
                                . the time within which you must notify us that you wish to redeem your term note.

                                1 month notes will be automatically renewed for a new one month term at the then applicable interest rate, unless you notify us within
                                10 days after the maturity date that you desire to redeem. 6, 12, 36 and 60 month notes will be automatically renewed for a new 6, 12,
                                36 or 60 month term at the then applicable interest rate, unless you notify us by the maturity date that you desire to redeem.

                                You may notify us of your desire to redeem by letter, by calling us at 1 (888) 842 9866, or by advising one of our employees at the office where you purchased your term note that you wish to redeem it. If you redeem your note, we will promptly issue you a check for the principal amount of your note, plus accrued interest through maturity.

                              If you decide not to redeem a term note and it is automatically renewed for a new term, you will be credited with the full amount of the accrued interest on the term note before you renewed it. This accrued interest will not be subject to forfeiture if you later decide to redeem your renewed term note prior to its maturity.

  Ohio Residents              If you are a resident of Ohio, you must also sign
                              a new note purchase agreement to renew a note, which we will provide to you along with any applicable amendment or supplement to this prospectus. If we do not receive a signed note purchase agreement on or before the maturity date, the principal outstanding on your term note, together with all interest accrued through the maturity date, will be paid to you promptly.


                                Interest Rates

   The table below sets forth the interest rates on our daily notes and term notes as of the date of this prospectus based on the dollar amount of the note you purchase. We may periodically change one or more of these rates. If we change any of the rates, the new rates, and their effective date, will be set forth in a supplement to this prospectus.

                                                         Interest Rates
                         -----------------------------------------------------------------------------
    Dollar Amount of
      Note Purchase      Daily Note 1 Month Note 6 Month Note 12 Month Note 36 Month Note 60 Month Note
      -----------        ---------- ------------ ------------ ------------- ------------- -------------
Any amount between the
  minimum investment
  amount and $50,000....    6.50%       6.50%        7.25%        7.75%         7.75%         7.75%
Any amount over $50,000
  but less than
  $100,000..............    6.75        6.75         8.00         8.00          8.00          8.00
Any amount over $100,000
  but less than
  $500,000..............    7.00        7.00         8.00         8.00          8.00          8.00
Any amount over
  $500,000..............    7.50        7.50         8.00         8.00          8.00          8.00

                         Security and Ranking of Notes

The notes:

  .   are general, unsecured obligations of Thaxton Group only; and

  . rank subordinate in right of payment to all existing and future senior debt of Thaxton Group.

   Our subsidiaries are under no obligation with respect to the notes. At March 31, 2002, Thaxton Group had approximately $127.4 million of senior debt outstanding. The amount of senior debt outstanding may be increased at any time.

                                 RISK FACTORS

   The purchase of the notes involves a high degree of risk. Before you invest in the notes, you should consider carefully all of the information contained in this prospectus and, in particular, the following risk factors. An investment in the notes should be made only by persons who can afford an investment with a high degree of risk and is suitable only for persons able to sustain the loss of their entire investment.

The payment of principal and interest on these notes is not insured by any governmental or private insurance fund or guaranteed by any of our subsidiaries.

   No governmental or private agency, including the FDIC, insures the notes. In addition, the notes are not guaranteed by any of our subsidiaries. Consequently, an investment in the notes is not insured or guaranteed against loss and the purchaser is dependent solely upon our earnings, our working capital and other sources of funds, including proceeds from the continuing sale of notes and our revolving credit facilities for repayment of principal at maturity and the ongoing payment of interest on the notes.

Because no trading market for the notes exists, and we do not expect one to develop, you may only liquidate your investment by payment from us.

   The notes are non-negotiable which means that the notes are not transferable without our prior consent. All transfers and assignments of the notes may be made only at our offices.

We depend on our debt financing arrangement with FINOVA Capital Corporation to provide capital and liquidity for our business.

   As of March 31, 2002, we had approximately $125.2 million of indebtedness outstanding under our debt financing arrangement with FINOVA. We may be unable to successfully continue our business if FINOVA cannot honor its contractual commitments to us, we cannot extend our credit facilities at the completion of our contract with FINOVA, or we cannot find satisfactory replacement debt financing. Additionally, our credit facilities with FINOVA require us to maintain certain financial ratios, and to comply with certain covenants in order to remain in good standing with FINOVA. We are unable to give you assurance that we will be able to comply with the terms of these facilities or be able to extend their commitment terms beyond their maturity dates. In the event we are unable to obtain extensions, our ability to obtain similar financing will depend upon, among other things, our financial condition and results of operations. We cannot guarantee that successor financing will be available when we would need it and on terms similar to those of our credit facilities with FINOVA. To the extent we are unsuccessful in maintaining or replacing our credit facilities, we may be unable to service our other debt, including the notes.

Your notes are subordinate to our senior debt, which may adversely affect our ability to repay your debt.

   In the event that we are unable to pay our debts as they become due or we declare bankruptcy, reorganize or liquidate, we are required to pay all amounts due on our senior debt before we pay any amounts due on the notes. In addition, your right to receive payments on the notes could be adversely affected if we do not receive funds from our subsidiaries. If any of our subsidiaries are unable to provide us with funds or declares bankruptcy, liquidates or reorganizes, we may not be able to meet our payment obligations under the notes when the notes mature.

   Senior debt means all of our debt other than the notes. We may increase or decrease the amount of our senior debt at any time. As of March 31, 2002, we had $127.4 million of senior debt outstanding. We cannot assure you that we will be able to pay amounts due on the notes if we become insolvent or dissolve, wind up, liquidate or reorganize.

You may lose some of the interest accrued on your 6, 12, 36 and 60 month notes, or all of the interest on your 1 month note, if you decide to redeem one of these notes prior to maturity.

   Our 1 month notes accrue interest at an adjustable annual rate and may be redeemed by the holder prior to maturity. If you choose to redeem your 1 month note prior to maturity, you may have to forfeit all interest accrued since the date the note was issued--or, in the case of a renewal of the note, from the date of the most recent renewal. We may waive this requirement in our sole discretion. You may therefore lose some or all of the interest accrued on your 1 month note if you redeem it prior to maturity.

   Our 6, 12, 36 and 60 month notes accrue interest at an annual rate through maturity and may be redeemed by the holder prior to maturity. If you choose to redeem a 6, 12, 36 and 60 month note prior to maturity, you may forfeit part of your accrued interest rate. The interest rate forfeiture would be equal to the difference between the amount of interest accrued on the note since the date of issuance--or, in the case of a renewal, since the date of the most recent renewal--and the amount of interest that would have accrued on the note if the interest rate on the note was 3% less than the rate of interest actually accrued. We may waive this interest rate forfeiture in our sole discretion. You may therefore lose some or all of the interest accrued on your 6, 12, 36 and 60 month note if you redeem it prior to maturity.

You may lose interest if you fail to notify us that you intend to redeem your note on a timely basis.

   If you hold a 1 month note, we will send you written notice 15 days prior to the maturity date that your note will be automatically renewed unless you notify us within 10 days after the maturity date that you desire to redeem your note. When you receive this renewal notice, you should contact us promptly if you desire to redeem your note. If you notify us of your desire to redeem your 1 month note more than 10 days after the maturity date, you will not earn interest after the maturity date.

   If you hold a 6, 12, 36 or 60 month note, we will send you a written notice 30 days prior to the maturity date that your note will be automatically renewed unless you notify us by the maturity date that you desire to redeem your note. When you receive this renewal notice, you should contact us promptly if you desire to redeem your note. If you notify us of your desire to redeem your 6, 12, 36 or 60 month note after the maturity date, you will lose a portion of the interest you will earn after the maturity date.

If you fail to surrender your note certificate when you redeem your note in full, you may be required to indemnify us for any loss we may incur later.

   If you decide to redeem your note in full, you must deliver your note certificate to us at that time. You should keep your note certificate in a safe place to avoid any delay in receiving the amount we owe you upon redemption of your note. If you lose your note certificate, we may require you to indemnify us for any loss we may incur if your note certificate is later presented to us by another person.

If we redeem the daily notes and the 6, 12, 36, and 60 month notes prior to their maturity, you will lose the interest you otherwise would have received after the redemption date.

   We have the right to redeem a daily note or any 6, 12, 36 and 60 month note at any time upon 30 days written notice. If we decide to redeem your note, you will receive payment of the principal amount of your note, plus accrued interest through the redemption date, but you will not receive any interest that otherwise would have accrued after the redemption date.

The indenture under which the notes will be issued does not limit our ability to borrow money, pay dividends or make other distributions that may diminish our ability to make payments on the notes.

   The indenture under which the notes will be issued does not limit our ability to engage in numerous transactions that may diminish our ability to make payments on the notes. For example, we are not restricted by the indenture from borrowing money, paying dividends or making other distributions that could negatively effect our financial condition and our ability to pay principal and interest on the notes.

Because no rating agency has reviewed our notes, purchasers may not know whether they are suitable investments.

   No independent rating agency has reviewed the terms of the notes or our financial condition to determine whether the notes are suitable investments for any purchaser.

When you purchase a note from us, we do not evaluate the suitability of the purchase for you as a broker-dealer is required to do.

   When you purchase a note from us you will not have the benefit of a review of the suitability of the purchase based on your individual financial circumstances as you would have if you purchased one of our notes from a broker-dealer that is a member of the National Association of Securities Dealers, Inc.

Increased credit losses will reduce our profitability, and impair our ability to repay the notes.

   The non-prime consumer credit market is comprised of borrowers who are deemed to be relatively high credit risks due to various factors. These factors include, among other things, the manner in which they have handled previous credit, the absence or limited extent of prior credit history, and their limited financial resources. Consequently, our primary assets of non-prime consumer loans and used automobile sales contracts, relative to other assets such as prime consumer loans and retail installment contracts, involve a higher probability of default and greater servicing and collection costs. Our profitability depends upon our ability to properly evaluate the creditworthiness of credit-impaired borrowers, to maintain adequate security for used automobile sales contracts and to efficiently service and collect our portfolio of finance receivables. We are unable to assure purchasers of the notes that the credit performance of our customers will be satisfactory, or that the rate of future defaults and/or losses will not exceed our recent prior experience. Delinquency rates related to consumer lending and automobile financing are significantly influenced by general economic conditions, such as the rate of unemployment. If general economic conditions should worsen in the future, we anticipate that our delinquency rates would likely increase.

Rises in interest rates impair our ability to repay the notes by reducing our profitability.

   We depend on debt with floating interest rates to finance our portfolio of receivables, which earn interest income at fixed interest rates. Higher interest rates may adversely affect our profitability and our ability to service our obligations for the notes. Our finance receivables bear interest at fixed rates, including some which are limited to the maximum rates allowed under applicable law. During periods of rising interest rates, our interest expense generally increases while our interest income remains constant. Thus, net interest rate spreads decrease and our profitability is reduced.

Competition may compel us to reduce interests rates to our customers, which would reduce our profitability.

   The consumer finance business is highly fragmented and competitive. Traditional consumer finance sources, many of whom have generally ignored the non-prime consumer market in the past, are now serving this market. In addition, numerous nontraditional consumer finance sources are serving this market. Many of our competitors or potential competitors have significantly greater resources than we do. Increased competition from these sources or other sources of credit for credit-impaired borrowers in the markets we serve could impair our ability to attract new customers or retain our existing ones. This would have an adverse effect on our revenue and profitability. A reduction in revenue and profitability would weaken our financial position and our ability to service our debt.

James D. Thaxton controls our company.

   James D. Thaxton, Chief Executive Officer, President, and Chairman of the Board of Directors of Thaxton Group, beneficially owns more than 90% of the outstanding shares of the common stock of Thaxton Group. As a result, Mr. Thaxton is able to elect all of its directors, amend its articles of incorporation, effect a merger, sale of assets, or other business acquisition or disposition, and otherwise effectively control the outcome of other matters requiring shareholder approval. Our business and our ability to service our debt, including the notes, could suffer from an unfavorable decision by Mr. Thaxton.

                                USE OF PROCEEDS

   After payment of expenses of approximately $800,000 incurred over the duration of this offering, we expect to receive total net proceeds of approximately $74,200,000, if all of the notes are sold in this offering. We cannot assure you that we will receive any proceeds from this offering. In addition, we do not expect to have $74,200,000 in net proceeds available at any one time due to, among other factors, the maturities of the notes and the time period over which the offering will be conducted. Any net proceeds available to us from sales of the notes will be used to repay indebtedness outstanding under our credit facilities with FINOVA.

   Our credit facility with FINOVA, as amended on December 31, 2001, comprises a term loan with a balance of $19.8 million outstanding, and a revolving credit line used to finance consumer receivables. Maximum borrowings under the revolving credit line as of December 31, 2001 are limited to the lesser of $157 million, or 85% of eligible consumer finance receivables as defined by the agreement. Our maximum borrowing amount decreases on a quarterly basis beginning March 31, 2002 and decreases $22 million in 2002, $16.5 million in 2003, $18 million in 2004, $18 million in 2005 and $9 million in 2006. James D. Thaxton is the guarantor for both the term loan and the revolving loan.

   Advances under the term loan accrue interest at the prime rate + 2%. Advances under the revolving credit line accrue interest at the prime rate + 1%. The prime rate is the prime rate published by Citibank, N.A., or other money center bank as FINOVA may select. The credit facility matures in 2006. The interest rates are adjusted monthly to reflect fluctuations in the designated prime rate. Accrued interest on borrowings is payable monthly.

                             DESCRIPTION OF NOTES

   The notes will be issued under an indenture between Thaxton Group and The Bank of New York, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of the indenture.

   The following description is a summary of the material provisions of the notes and the indenture. It does not restate the indenture in its entirety. We urge you to read the entire indenture because it, and not this description, defines your rights as holders of the notes. We have filed a copy of the indenture as an exhibit to the registration statement which includes this prospectus.

Brief Description of the Notes

   The notes:

  .   are general, unsecured obligations of Thaxton Group only; and

  . are subordinated in right of payment to all existing and future senior indebtedness of Thaxton Group.

   Our subsidiaries have no obligation to pay amounts owned under the notes and have not guaranteed our payment obligations under the notes. As of March 31, 2002, we had approximately $127.4 million of senior indebtedness outstanding.

Terms of Daily Notes

   Each daily note will be issued in the minimum principal amount of $50. The initial interest rates payable on daily notes are set forth on the cover of this prospectus and on page 8. They vary based on the dollar amount of the note that is purchased. We may change the interest rates on a monthly basis. Any change in the interest rates will be made at least 30 days in advance of the effective date of the change. The changes may reflect either increases or decreases in the rate of interest payable. The interest rate, once it is changed, will be effective as of the first day of a month and shall remain in effect until we make another change. Interest will accrue and compound daily. Holders of daily notes will be notified by first-class mail of any monthly change in the interest rates. This notice will be sent 15 days prior to the effective date of the change and will include a copy of this prospectus, as amended or supplemented.

   Holders of daily notes may increase or decrease the principal amount at any time by additional purchases or partial redemptions. Partial redemptions may not, however, reduce the outstanding principal amount below $50. Upon presentation of a daily note certificate to us, we will, for the holder's convenience, record on the certificate any adjustments to the original principal amount, such as increases or decreases in principal amount.

   The holder of a daily note will have the right, at the holder's option, to redeem the daily note at any time, in whole or in part, without the forfeiture of any interest. If the holder redeems a daily note in full, the holder must surrender the daily note to us. We will fully discharge the obligations under the daily note by payment to the holder of the outstanding principal amount of the daily note, together with any accrued but unpaid interest, as reflected on our books.

Terms of 1 Month Notes

   Each 1 month note will be issued in the minimum principal amount of $100 and will mature one month after the date of issuance unless redeemed by you prior to maturity. The interest rates on 1 month notes are set forth on the cover page of this prospectus and on page 8. They vary depending on the dollar amount you purchase. The rate of interest at the time of purchase will be the rate of interest payable throughout the term of the 1 month note. Holders of 1 month notes will be notified by first-class mail of any monthly change in the interest rates.

This notice will be sent 15 days prior to the effective date of the change and will include a copy of this prospectus, as amended or supplemented. Interest will be payable at maturity and will be compounded daily. Holders of 1 month notes may adjust the original principal amount, without renewing the maturity, at any time by increasing or decreasing the principal amount of a 1 month note. Partial redemptions may not, however, reduce the outstanding principal amount below $100. Upon presentation of a 1 month note certificate to us, we will, for the holder's convenience, record on the certificate any adjustments to the original principal amount, such as increases or decreases in principal amount. Upon early redemption by the holder, the holder will forfeit all accrued interest on the principal amount redeemed unless we, in our sole discretion, elect to pay all or a portion of the interest.

Terms of Notes Due 6, 12, 36 and 60 Months

   Each 6, 12, 36 or 60 month term note will be issued in the minimum principal amount of $1,000 and will mature 6, 12, 36 or 60 months after date of issuance unless redeemed prior to its maturity date. The interest rates on 6, 12, 36 and 60 month notes are set forth on the cover page of this prospectus and on page
8. They vary depending on the dollar amount you purchase. The rate of interest at the time of purchase of a particular 6, 12, 36 or 60 month term note will be the rate of interest payable throughout the term of the note. Holders of 6, 12, 36 or 60 month notes will be notified by first-class mail of any monthly change in the interest rates. This notice will be sent 15 days prior to the effective date of the change and will include a copy of this prospectus, as amended or supplemented. Interest will be payable, at the holder's option, either monthly, quarterly or at maturity and will be compounded daily.

   The holder of a 6, 12, 36, or 60 month term note will have the right, at the holder's option, to redeem the note prior to maturity. If the holder redeems prior to maturity, the holder will forfeit an amount equal to the difference between the amount of interest actually accrued on the 6, 12, 36 or 60 month note since the date of issuance or most recent renewal and the amount of interest that would have accrued on the note had the rate of interest been 3% less than the rate in effect at the date of issuance or most recent renewal unless we, in our sole discretion, elect to waive all or a portion of the forfeiture. When necessary, interest forfeitures will be deducted from the amount redeemed. Holders of 6, 12, 36 or 60 month notes will also have the right to make partial redemptions prior to maturity. A partial redemption may not, however, reduce the principal amount to less than $1,000. The interest rate forfeiture for each redemption of a 6, 12, 36 or 60 month note will be calculated only upon the principal amount redeemed.

   To illustrate how the interest forfeiture provision applicable to 6, 12, 36 and 60 month notes works, assume that you purchased a 6 month note for $1,000, due on December 31, 2001, with an interest rate of 6.50% and elected to receive your accrued interest at maturity. Assume also that this note was automatically renewed for an additional 6-month term ending June 30, 2002 at an interest rate of 6.00%. You decide to redeem the renewed note on March 31, 2002. The information below shows the principal and accrued interest you would receive on your note at March 31, 2002.

Original principal investment..................................................... $1,000.00
Interest earned, 6/30/01 through 12/31/01, at 6.5% compounded daily...............     33.31
                                                                                   ---------
Principal balance of renewed note.................................................  1,033.31
Accrued interest on renewed note, 1/1/02 through 3/31/02, at 6.0% compounded daily     15.58
Less: interest forfeiture--interest accrued 1/1/02 through 3/31/02 at rate of 3.0%
  compounded daily................................................................     (7.73)
                                                                                   ---------
Balance of redeemed note.......................................................... $1,041.16
                                                                                   =========

   The amount of the interest forfeiture is calculated by reducing the 6% interest rate that applied to your renewed note by 3%, resulting in an interest rate applicable to the renewed note of 3% from the date of renewal (1/01/2002) through the redemption date (3/31/2002). Unless we, in our sole discretion, elect to waive the interest forfeiture, you would receive the total amount indicated above upon the early redemption of your renewed 6 month note.

   Six, 12, 36 or 60 month notes may be redeemed before maturity without an interest rate forfeiture upon the death of any holder or if the holder is determined to be legally incompetent by a court or any other administrative body of competent jurisdiction.

Automatic Renewal of 1 Month and Other Term Notes

   Not later than 15 days before the maturity of a 1 month note and 30 days before the maturity of a 6, 12, 36 and 60 month note, we will send the holder a renewal notice by first-class mail. The renewal notice will advise the holder of the maturity date of the note, the dollar amount of the note at maturity, the applicable interest rate upon a renewal of the note, the new maturity date of the note if it is renewed, and the time within which you must notify us whether you wish to redeem the note. If the interest rate has changed, the renewal notice will also include a copy of this prospectus as amended or supplemented.

   A 1 month note will be automatically renewed for an additional 1 month term, at the interest then in effect for 1 month notes, unless the holder notifies us within 10 days after the maturity date of his intention to redeem the note. Each 6, 12, 36 or 60-month note will be automatically renewed for successive 6, 12, 36 or 60 month terms, respectively, at the rates of interest then in effect, unless the holder notifies us by the maturity date of his intention to redeem the note at maturity. Except for a possible change in the interest rate, all of the terms and conditions applicable to the notes when issued will also apply during each period of renewal, including the possible forfeiture of interest that accrues from the renewal date to the new maturity date if the holder redeems the note prior to the new maturity date.

   If a holder of a note decides not to redeem it and his note is automatically renewed for a new term, the holder will be credited with the full amount of the accrued interest on the initial term of the note. This accrued interest will not be subject to any forfeiture if the holder later decides to redeem his renewed note prior to its new maturity date.

   Holders will not be provided with any form of redemption notice for their use at the time they first purchase a term note, nor will they be asked to sign a separate purchase agreement to renew a note.

   Ohio Residents. A holder of a note who is a resident of the State of Ohio must sign a new note purchase agreement, which we will provide to the holder along with a copy of this prospectus, as amended or supplemented, in order to renew the term of the note. If we do not receive an executed note purchase agreement, within the redemption periods set forth above, the principal outstanding on the note, together with all interest accrued through the maturity date, will be paid promptly to the holder.

General Provisions Applicable to the Notes

   Procedure for Redemption by Holders. Holders may redeem a daily or 1, 6, 12, 36 or 60 month note by letter addressed to The Thaxton Group, Inc., 1524 Pageland Highway, Lancaster, South Carolina 29720, by calling us at 1 (888) 842-9866, or by advising one of our employees at the office where the note was purchased that they desire to redeem it. If a note is being redeemed in full, the note certificate must be delivered to us for cancellation. We will maintain book entries of any partial redemptions. We will promptly issue a check to the holder for the amount due on a note upon full or partial redemption.

   Optional Redemption by Us. Except for the 1 month notes, which are not redeemable by us, we will have the right, at our option, to redeem daily notes and 6, 12, 36, or 60 month notes, in whole or in part, at any time. Interest on the redeemed notes will continue to accrue until the date of redemption and no premium shall be paid on the redeemed notes. We will give the holder at least 30 days prior written notice by first class mail of each redemption specifying, among other things, the principal amount of the notes to be redeemed and the redemption date. The principal amount of the notes specified in the notice, together with interest accrued and unpaid on those notes to the date of redemption, will become due and payable on the redemption date.

   Subordination. The indebtedness evidenced by the notes is subordinate to the prior payment when due of the principal and interest on all of our senior indebtedness, which includes any debt we have incurred or guaranteed other than:

  . debt owed to one of our subsidiaries for money we borrow from or advanced by a subsidiary; or

  . other debt that by its terms is not superior in right of payment to the notes.

   Upon maturity of any senior indebtedness, payment in full must be made on the senior indebtedness before any payment is made on or in respect of the notes. During the continuance of any default in payment of principal of, or premium, if any, or interest or sinking fund on any senior indebtedness, or any other event of default for senior indebtedness which maturity has been accelerated, we may not make or agree to make any direct or indirect payment on the notes. Upon any distribution of our assets in any dissolution, winding up, liquidation or reorganization, payment of the principal of and interest on the notes will be subordinated to the prior payment in full of all senior indebtedness. The holders of the notes will be subrogated to the rights of the holders of the senior indebtedness to the extent of payments made on senior indebtedness come out of the distributive share of the notes. Because of this subordination, in the event of a distribution of our assets upon insolvency, some of our general creditors may recover more, ratably, than holders of the notes.

   Subordination Related to Corporate Structure. The notes will only be our obligations, and not the obligations of our subsidiaries. We do business through subsidiary corporations. Our rights and the rights of our creditors, including the holders of the notes, to participate in the distribution of the assets of any of our subsidiaries upon liquidation, dissolution or reorganization of a subsidiary will be subject to the prior claims of the subsidiaries' creditors. We may, however, be a creditor with recognized claims against the subsidiary, and these claims may be equal in right of payment to the claims of the subsidiaries' creditors.

   No Restrictive Covenants. The indenture does not limit our ability to increase the amount of senior indebtedness, incur any additional indebtedness, issue additional securities, pay dividends or make other distributions that may negatively affect our ability to make payments on the notes.

   Defaults, Remedies and Limits on Liability. The term "event of default" when used in connection with the notes generally means any one of the following:

   (1) failure to pay interest when due, which failure continues for 30 days, or failure to pay principal of any of the notes when due, whether or not prohibited by the subordination provisions; and

   (2) some events of bankruptcy, insolvency or reorganization involving us or some of our subsidiaries.

   The indenture provides that the trustee will, within 90 days after the occurrence of a default, mail to the holders notice of all uncured defaults known to it. Except in the case of default in the payment of principal of or interest on any of the notes, the trustee will be protected in withholding notice if it in good faith determines that the withholding of notice is in the interest of the holders. The term "default" for this purpose shall only mean the happening of any event of default described above, excluding grace periods.

   If an event of default occurs and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of any series of the notes then outstanding may declare the principal of and all accrued interest on all of the notes of the series to be due and payable immediately. The trustee will notify us in writing of this declaration, and, if the holders of the notes desire to make this declaration, they must also notify the trustee in writing of the declaration of acceleration. The holders of a majority in principal amount of the series of notes may rescind the declaration if:

  . We have paid or deposited with the trustee a sum sufficient to pay all overdue interest on the series of notes and principal of any notes which have become due except as the result of the declaration of acceleration; and

  .   all existing events of default have been cured or waived.

   Upon the occurrence of conditions specified in the indenture, the holders of a majority in principal amount of a series of notes may waive all defaults, except uncured defaults in payment of principal of or interest on the notes or uncured defaults under a provision which cannot be modified under the terms of the indenture without the consent of each holder affected. The indenture requires us to file periodic reports with the trustee as to the absence of defaults.

   No Liability of Directors, Officers or Shareholders. None of our directors, officers, employees or shareholders will have any liability for our obligations under the notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a security waives and releases all of this liability. The waiver and release are part of the consideration for the issuance of the notes.

   Indemnification. Our charter and bylaws contain no specific provision for indemnification of our directors, officers or controlling persons against liability under the Securities Act of 1933. Our bylaws provide, however, for indemnification of our officers and directors against liabilities and reasonable expenses incurred in connection with any action, suit or proceeding to which the person may be a party because he is or was a director or officer of Thaxton Group or serving in a similar capacity at our request for another entity, to the fullest extent permitted by law.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to our bylaws, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

   In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the notes being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

   Consolidation, Merger, Conveyance, Transfer or Lease. We may not consolidate with, merge into, or transfer or lease substantially all of our assets to, any other corporation other than a subsidiary, unless the successor corporation assumes all of our obligations under the indenture and the notes. To effectuate these types of transactions, other conditions are required to be met as well. Thereafter all of the obligations under the indenture will terminate and the successor corporation formed by a consolidation or into which we merge or to which a transfer or lease is made will succeed to all of our rights and powers under the indenture.

   Notes Non-Negotiable. The notes are non-negotiable and no rights of ownership may be transferred by mere endorsement and delivery of the notes to a purchaser. All transfers and assignments of notes may be made only at our offices, upon presentation of the security and recordation of the transfer or assignment in our books. The notes are not transferable to any person who is a resident of a state where the offering of the notes has not been registered under applicable state securities laws, unless an exemption from registration is available.

   Modification of the Indenture. The indenture contains provisions permitting us and the trustee, without the consent of any holder,

  . to supplement or amend the indenture under specified circumstances, including to cure any ambiguity;

  .   to correct or supplement any other provision in the indenture;

  .   to evidence the succession of a successor us or the trustee;

  . to add to our covenants for the benefit of the holders or additional events of default;

  .   to secure the notes; or

  . to add any other provisions with respect to matters or questions arising under the indenture which we and the trustee deem necessary or desirable and which do not adversely affect the interests of the holders.

   Otherwise, our rights and obligations and the rights of the holders may be modified by us and the trustee only with the consent of the holders of a majority in principal amount of each series of notes then outstanding. No reduction in the principal of or the interest rate on the notes or in the percentage of holders required for modification of the indenture and no extension of the maturity of any notes or in the time of payment of interest will be effective against any holder without his or her consent.

   Thaxton Group as Paying Agent. We will make all principal and interest payments to the holders, and we will provide notice of the payment to the trustee.

   Satisfaction and Discharge of Indenture. The indenture will be discharged and canceled upon payment of all the notes or upon deposit with the trustee of funds sufficient for the payment or redemption of the notes, within not more than one year prior to the maturity of all of the notes.

   The Trustee. The trustee is The Bank of New York, a New York banking corporation, whose principal corporate trust office is in New York City. Notice to the trustee should be directed to The Bank of New York, Towermarc Plaza, 10161 Centurion Parkway, Jacksonville, Florida 32256, Attention: Assistant Treasurer.

   The holders of a majority in principal amount of all outstanding series of notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, provided that this direction:

  .   would not conflict with any rule of law or with the indenture;

  .   would not be prejudicial to the rights of another holder; and

  .   would not subject the trustee to personal liability.

   The indenture provides that in case an uncured event of default should occur and be known to the trustee, the trustee will be required to use the degree of care of a prudent man in the conduct of its own affairs in the exercise of its power. Subject to using this standard, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders unless they shall have offered to the trustee security and indemnity satisfactory to it.

                     SELECTED CONSOLIDATED FINANCIAL DATA

   The following table presents selected consolidated financial information for each of the five fiscal years in the period ended December 31, 2001, which should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   The selected consolidated financial information for the fiscal years ended December 31, 1998 through 2001 has been derived from our consolidated financial statements, which were audited by Cherry, Bekaert & Holland, L.L.P., independent auditors.

                                                              For the Year Ended December 31,
                                                      -----------------------------------------------
                                                         2001           2000       1999       1998
                                                       --------       --------   --------   --------
                                                      (Dollars in thousands, except per share amounts
Income Statement Data:
Interest and fee income.............................. $ 74,326       $ 65,614   $ 59,140   $ 15,088
Interest expense.....................................   19,070         21,024     17,272      4,934
                                                       --------       --------   --------   --------
Net interest income..................................   55,256         44,590     41,868     10,154
Provision for credit losses..........................   16,584         14,658     11,938      4,047
                                                       --------       --------   --------   --------
Net interest income after provision for credit losses   38,672         29,932     29,930      6,107
Insurance premiums and commissions, net..............   18,554         17,764     12,805      6,591
Other income.........................................    5,640          4,239      2,125        699
Operating expenses...................................   57,736         51,782     42,314     14,893
                                                       --------       --------   --------   --------
Pretax income(loss) from continuing operations.......    5,130            153      2,546     (1,496)
Income tax expense(benefit)..........................    2,095            550      1,258       (467)
                                                       --------       --------   --------   --------
Income (loss) from continuing operations.............    3,035           (397)     1,288     (1,029)
Discontinued operations net loss.....................       --         (3,415)    (1,643)       (55)
                                                       --------       --------   --------   --------
Net Income (loss).................................... $  3,035       $ (3,812)  $   (355)  $ (1,084)
                                                       ========       ========   ========   ========
Net income (loss) per common share................... $   0.34          (0.65)     (0.16)     (0.35)
Average common shares outstanding....................    6,876          6,975      6,494      3,803

                                                                 At Year Ended December 31,
                                                      -----------------------------------------------
                                                         2001           2000       1999       1998
                                                       --------       --------   --------   --------
                                                      (Dollars in thousands, except per share amounts
Balance Sheet Data:
Finance receivables.................................. $240,534       $235,906   $213,170   $ 80,685
Unearned income (1)..................................  (47,267)       (46,332)   (42,205)   (14,104)
Allowance for credit losses..........................  (12,012)       (11,631)   (10,661)    (4,711)
Finance receivables, net.............................  181,255        177,943    160,304     61,870
Total assets.........................................  242,560        247,548    232,639     78,996
Total liabilities....................................  236,275        243,789    222,836     66,067
Shareholders' equity.................................    6,285          3,759      9,803     12,929

--------
(1) Includes unearned finance charges, dealer reserves on used automobile sales contracts, and discounts on bulk purchases.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Historical Development, Growth And Trends

   We are a diversified consumer financial services company engaged in the origination and servicing of loans made to credit-impaired borrowers, used automobile lending through the purchase and servicing of used automobile sales contracts, insurance premium finance lending through the purchase of insurance premium finance contracts, selling insurance products on an agency basis, and the factoring of accounts receivable and the origination and servicing of small commercial loans to small and medium sized businesses. We were organized in 1985.

   Recent Expansion Activities. We expanded our business significantly in 1999 and 2000, principally through acquisitions.

   1999 Acquisition of FirstPlus Consumer Finance offices. In February 1999, we acquired 144 consumer finance offices formerly owned by FirstPlus Consumer Finance, Inc. Originally, these offices were owned and operated by Thaxton Investment Corporation. Thaxton Investment was formed for the purpose of acquiring the FirstPlus Consumer Finance offices, and was wholly owned by James
D. Thaxton, who is our controlling shareholder, chairman, and chief executive officer. On November 8th, Thaxton Investment was merged into us under the terms of the Plan of Share Exchange Agreement dated as of September 30, 1999 among Thaxton Group, Thaxton Investment, Thaxton Operating Company, and Mr. James D. Thaxton. Mr. Thaxton, the sole shareholder of Thaxton Investment, transferred all of his shares of common stock of Thaxton Investment to us in exchange for 3,223,000 shares of our common stock. At the time of the merger, our management estimated that the aggregate fair market value of the common stock issued to Mr. Thaxton at approximately $30,000,000. Because we had been under common ownership and control with Thaxton Investment since February 1999, our acquisition of Thaxton Investment was accounted for at historical cost in a manner similar to pooling of interests accounting.

   2000 Acquisition of Quick Credit. On August 18, 2000, we acquired all of the stock of Quick Credit Corporation, a consumer finance company with 25 branch offices located in South Carolina. The purchase price was $12.75 million in cash. This acquisition was accounted for as a purchase and resulted in goodwill of approximately $3.8 million.

   Discontinued Operations. We discontinued the operations of two of our businesses in 2000.

   Thaxton RBE. On March 1, 2000, we transferred all of the assets and liabilities of 32 insurance agency operations to a newly formed subsidiary, Thaxton RBE, Inc. The purpose of the transfer was to place the insurance operations in a separate entity to facilitate raising capital to fund the specialized non-standard automobile insurance business of Thaxton RBE. Immediately after the transfer, Thaxton Life Partners, Inc. acquired 90% of the equity of Thaxton RBE for $2 million. Thaxton Life Partners, Inc., is owned by James D. Thaxton, C.L. Thaxton, Sr., one of our directors, and other Thaxton family members.

   During the third quarter of 2000, we decided to dispose of our remaining interest and investment in Thaxton RBE as soon as suitable financing for Thaxton RBE could be obtained. On August 31, 2000, Thaxton Life Partners arranged independent financing for Thaxton RBE, purchased our remaining 10% interest in Thaxton RBE and all amounts owed to us by Thaxton RBE were paid in full. We recorded a loss, net of income tax benefit, from operations of Thaxton RBE of $1,542,409 for the year ended December 31, 1999 and $374,683 for the year ended December 31, 2000. For additional information about the effects of the discontinued operations, see Note 13 to our consolidated financial statements for the years ended December 31, 1999 and 2000.

   Paragon. In December 2000, our board of directors adopted a plan to discontinue the operations of the mortgage banking business conducted by Paragon, Inc. Paragon ceased operations in December of 2000, and its assets have either been sold or are being held for ultimate sale or disposal. We recorded a loss, net of income tax benefit, from the operations of Paragon of $100,355 for the year ended December 31, 1999 and $3,040,226 for the year ended December 31, 2000. For additional information about the effects of the discontinued operations, see Note 13 to our consolidated financial statements for the years ended December 31, 1999 and 2000.

   The following table sets forth certain information about the components of our finance receivable portfolio.

                                                  Year Ended December 31,
                                         ----------------------------------------
                                             2001          2000          1999
                                         ------------  ------------  ------------
USED AUTOMOBILE SALES CONTRACTS
   Total balance at year end, net (1)    $ 17,782,135  $ 25,392,262  $ 26,870,193
   Average account balance at year end          3,052         3,080         3,352
   Interest and fee income for the year     4,841,125     7,244,212     7,928,282
   Average interest rate earned                 24.05%        26.69%        25.32%
   Number of accounts at year end               5,827         8,243         8,017
REAL ESTATE SECURED LOANS
   Total balance at year end, net (1)      28,322,046    28,042,391    22,783,924
   Average account balance at year end          4,590         5,732        13,109
   Interest and fee income for the year     2,782,002     2,854,375     2,397,719
   Average interest rate earned                  9.76%        11.32%        10.73%
   Number of accounts at year end               6,170         4,892         1,738
DIRECT LOANS
   Total balance at year end, net (1)     135,625,432   124,847,785   109,840,905
   Average account balance at year end            640           649           642
   Interest and fee income for the year    63,437,564    52,265,042    46,490,202
   Average interest rate earned                 47.60%        47.30%        47.47%
   Number of accounts at year end             211,906       192,259       171,028
PREMIUM FINANCE CONTRACTS
   Total balance at year end, net (1)       8,375,711     7,355,818     8,029,703
   Average account balance at year end            417           511           548
   Interest and fee income for the year     2,234,593     2,189,958     1,691,469
   Average interest rate earned                 25.57%        28.22%        25.65%
   Number of accounts at year end              20,109        14,395        14,649
COMMERCIAL LOANS
   Total balance at year end, net (1)       3,161,875     3,935,945     3,440,166
   Average account balance at year end         85,456        95,999       114,672
   Interest and fee income for the year     1,031,122     1,060,693       632,636
   Average interest rate earned                 29.01%        29.06%        25.04%
   Number of accounts at year end                  37            41            30

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(1) Finance receivable balances are presented net of unearned finance charges, dealer reserves on Automobile Sales Contracts and discounts on bulk purchases ("Net Finance Receivables").

   Over the past three years we have grown primarily through acquisitions, adding approximately 175 offices. We have now begun the process of identifying our branches that are more profitable than others, seeking to enhance the performance of these branches and deciding whether to close or dispose of branches that are only marginally profitable or operate at a loss. We will continue to expand in areas that are under served in our areas of expertise but will mainly focus on making our current business more profitable. We periodically may make bulk purchases of contracts, if such purchases are deemed beneficial to our competitive position and portfolio mix.

Net Interest Margin

   The principal component of our profitability is our net interest spread, which is the difference between interest earned on finance receivables and interest expense paid on borrowed funds. Statutes in some states regulate the interest rates that we may charge our borrowers while interest rates in other states are unregulated and, consequently, competitive market conditions establish these rates. Significant differences exist in the interest rates earned on the various components of our finance receivable portfolio. The interest rate earned on used automobile sales contracts generally is lower than the interest rates earned on direct consumer loans due to competition from other lenders, superior collateral, and longer terms. The interest rates earned on premium finance contracts are state regulated and vary based on the type of underlying insurance and the term of the contract.

   Unlike our interest income, our interest expenses are sensitive to general market fluctuations in interest rates. The interest rates paid to our primary lender, FINOVA, are based upon a published prime rate plus set percentages. Thus, general market fluctuations in interest rates directly impact our cost of funds. Our general inability to increase the interest rates earned on finance receivables may impair our ability to adjust to increases in the cost of funds resulting from changes in market conditions. Accordingly, increases in market interest rates generally will narrow our interest rate spread and lower our profitability, while decreases in market interest rates generally will widen our interest rates spreads and increase profitability.

   The following table presents important data relating to our net interest margin for the years ended December 31, 2001, 2000, and 1999.

                                         2001          2000          1999
                                     ------------  ------------  ------------
 Average net finance receivables (1) $179,688,836  $169,390,119  $162,784,651
 Average notes payable (1)..........  216,824,106   200,221,483   191,663,621
 Interest and fee income............   74,326,406    65,614,280    59,140,308
 Interest expense...................   19,069,792    21,024,576    17,272,674
                                     ------------  ------------  ------------
 Net interest income................   55,256,614    44,589,704    41,867,634
 Average interest rate earned.......        41.36%        38.74%        36.33%
 Average interest rate paid.........         8.80%        10.50%         9.01%
                                     ------------  ------------  ------------
 Net interest rate spread...........        32.56%        28.24%        27.32%
 Net interest margin (2)............        30.75%        26.32%        25.72%

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(1) Averages are computed using month-end balances during the year presented
(2) Net interest margin represents net interest income divided by average Net Finance Receivables.

Results Of Operations

  Comparison of 2001 to 2000

   Finance receivables grew slightly from 177,944,000 to 181,255,000, or 2%, from December 31, 2000 to December 31, 2001. While this overall growth is relatively small, the mix of our portfolio changed during the year. Our direct loan finance receivables increased by $13 million due to the addition of new branches and increased emphasis on this segment by management. Our automobile sales finance receivables decreased by approximately $8 million due to a management decision to liquidate portions of this portfolio.

   Interest and fee income for the twelve months ended December 31, 2001 was $74,326,000 compared to $65,614,000 for the twelve months ended December 31, 2000, a 13.3% increase. This increase occurred primarily because of an increase in receivables due to the full year effect of the August 2000 acquisition of Quick Credit, coupled with the change in the mix of our portfolio. Interest expense decreased to $19,069,000 for the twelve months ended December 31, 2001 from $21,024,000 for the comparable period of 2000, a decrease of

9.3%. Even though our average notes payable for the year increased, our overall interest expense decreased due to the substantial decrease in interest rates during the year. We expect to continue to see this decline through at least the first and second quarters of 2002 when compared to the comparable period in 2001.

   The allowance for credit losses increased to $12,012,000 at December 31, 2001 versus $11,631,000 at December 31, 2000, a 3% increase. Credit losses increased to $18,024,000 for 2001 versus $16,052,000 for 2000, an increase of 12% and our provision for credit losses increased comparably between years from $14,658,000 in 2000 to $16,584,000 in 2001, or a 13% increase.

   Insurance premiums and commissions net of insurance cost increased to $18,554,000 for the twelve months ended December 31, 2001 from $17,764,000 for the comparable period of 2000, a 4.4% increase. This was primarily due to increased sales of insurance products to borrowers, brought about by management emphasis on this product line. Other income increased from $4,239,000 for the twelve months ended December 31, 2000 to $5,640,000 for the comparable period in 2001 primarily due to law changes in Georgia, Tennessee, and Oklahoma that allowed us to charge increased fees along with the opening of five additional branches in those states.

   Total operating expenses increased from $51,781,000 for the twelve months ended December 31, 2000 to $57,737,000 for the comparable period of 2001, a 11.5% increase. This was due to a full year of operating expense associated with Quick Credit in 2001, compared to only 4 months during 2000, and normal growth.

   For the twelve months ended December 31, 2001, we generated pretax income of $5,130,000 and net income of $3,035,000, as compared to pretax income from continuing operations of $153,000 and a net loss from continuing operations of $397,000 for the comparable period of 2000.

  Comparison of 2000 to 1999

   Finance receivables at December 31, 2000 were $177,944,000 versus $160,304,000 at December 31, 1999, an 11% increase. This was due in part to the acquisition of $12 million in receivables in the acquisition of Quick Credit in August of 2000 and growth in our portfolio.

   Interest and fee income for the twelve months ended December 31, 2000 was $65,614,000 compared to $59,140,000 for the twelve months ended December 31, 1999, a 10.9% increase. The increase was attributable to an increase in receivables due to the acquisition of Quick Credit and growth within the portfolio. Interest expense increased to $21,025,000 for the twelve months ended December 31, 2000 versus $17,273,000 for the comparable period of 1999, an increase of 21.7%. This was due to an increase in notes payable along with an increase in interest rates.

   The allowance for credit losses increased to $11,631,000 at December 31, 2000 versus $10,661,000 at December 31, 1999, a 9% increase. Credit losses increased to $16,052,000 for 2000 versus $13,461,000 for 1999, an increase of 19%. Our provision for credit losses increased significantly between years, from $11,938,000 in 1999 to $14,658,000 in 2000, or a 23% increase. This was due to growth in the portfolio and the addition of Quick Credit.

   Insurance premiums and commissions net of insurance cost increased to $17,764,000 for the twelve months ended December 31, 2000 from $12,805,000 for the comparable period of 1999, a 38.7% increase. This was primarily due to increased sales of insurance products to borrowers, brought about by management emphasis on this product line, and increased insurance commissions from the Thaxton Insurance agency offices. Other income increased from $2,125,000 for the twelve months ended December 31, 1999 to $4,239,000 for the comparable period of 2000 due to the addition of the related party management fee.

   Total operating expenses increased from $42,315,000 for the twelve months ended December 31, 1999 to $51,781,000 for the comparable period of 2000, a 22.4% increase. This was due to a full year of expense for Thaxton Investment Corporation in 2000 compared to 11 months in 1999, the acquisition of Quick Credit, and normal growth.

   For the twelve months ended December 31, 2000, we generated a pretax profit from continuing operations of $153,360, and a net loss of $3,811,549 as compared to pretax income from continuing operations of $2,545,272 and a net loss of $355,190 for the comparable period of 1999.

Credit Loss Experience

   Provisions for credit losses are charged to income in amounts sufficient to maintain this allowance at a level considered adequate to cover the probable losses inherent in our existing finance receivable portfolio as of December 31, 2000. Credit loss experience, contractual delinquency of finance receivables, the value of underlying collateral, and management's judgment are factors used in assessing the overall adequacy of the allowance and resulting provision for credit losses. Our reserve methodology is designed to provide an allowance for credit losses that, at any point in time, is adequate to absorb the charge-offs expected to be generated by the finance receivable portfolio, based on events or losses that have occurred or are known to be inherent in the portfolio. The model utilizes historical charge-off data to predict the charge-offs likely to be generated in the future by the existing finance receivable portfolio. The model takes into consideration overall loss levels, as well as losses by originating office and by type, and develops historical loss factors which are applied to the current portfolio. In addition, changes in dealer and bulk purchase reserves are reviewed for each individual dealer and bulk purchase, and additional reserves are established for any dealer or bulk purchase if coverage is deemed to have declined below adequate levels. Our charge-off policy is based on an account by account review of delinquent receivables. Losses on finance receivables secured by automobiles are recognized at the time the collateral is repossessed. Other finance receivables are charged off when they become contractually past due 180 days, unless extenuating circumstances exist leading management to believe such finance receivables will be collectible. Finance receivables may be charged off prior to the normal charge-off period if management deems them to be uncollectible.

   Under our dealer reserve arrangements, when a dealer assigns a used automobile sales contract to us, we withhold a certain percentage of the principal amount of the contract, usually between five and ten percent. The amounts withheld from a particular dealer are recorded in a specific reserve account. Any losses incurred on used automobile sales contracts purchased from that dealer are charged against its specific reserve account. If at any time the balance of a dealer's specific reserve account exceeds the amount derived by applying the withheld percentage to the total amount of principal and interest due under all outstanding used automobile sales contracts purchased from the dealer, the dealer is entitled to receive distributions from the specific reserve account in an amount equal to the excess. If we continue to purchase used automobile sales contracts from a dealer, distributions of excess dealer reserves generally are paid quarterly. If we do not continue to purchase used automobile sales contracts from a dealer, distributions of excess dealer reserves are not paid out until all used automobile sales contracts originated by that dealer have been paid in full. The aggregate balance of all specific reserve accounts, including unpaid excess dealer reserves, are reflected in the balance sheet as a reduction of finance receivables. Our allowance for credit losses is charged only to the extent that the loss on a used automobile sales contract exceeds the originating dealer's specific reserve account at the time of the loss.

   We periodically purchase used automobile sales contracts in bulk. In a bulk purchase arrangement, we typically purchase a portfolio of used automobile sales contracts from a dealer at a discount to par upon our management's review and assessment of the portfolio. This discount is maintained in a separate account against which losses on the bulk portfolio purchased are charged. To the extent losses experienced are less than the discount, the remaining discount is accreted into income.

   The following table sets forth our allowance for credit losses and credit loss experience at or over the periods presented.

                                                                    2001          2000          1999
                                                                ------------  ------------  ------------
Net finance receivables (1).................................... $190,105,324  $185,638,256  $167,524,725
Allowance for credit losses....................................   12,012,169    11,630,555    10,661,339
Allowance for credit losses as a percentage of net finance
  receivables (1)..............................................         6.32%         6.27%         6.36%
Dealer reserves and discounts on bulk purchases................    2,036,818     2,406,165     2,573,095
Dealer reserves and discounts on bulk purchases as percentage
  of Net Automobile Sales Contracts at period end..............        10.58%        10.89%         9.57%
Allowance for credit losses and dealer reserves and discount on
  bulk purchases (2)...........................................   14,048,987    14,036,720    13,234,434
Allowance for credit losses and dealer reserves as a percentage
  of finance receivables.......................................         7.22%         7.56%         7.90%
Provision for credit losses....................................   16,583,919    14,657,930    11,937,679
Charge-offs (net of recoveries)................................   16,202,305    14,526,731    12,263,478
Charge-offs (net of recoveries) as a percentage of average net
  finance receivables (3)......................................         8.32%         7.83%         7.32%

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(1) Net finance receivable balances are presented net of unearned finance charges, net of unearned insurance premiums, dealer holdbacks and bulk purchase discounts, deferred loan costs, and exclude mortgage warehoused loans and commercial finance receivables.
(2) Excludes valuation discount for acquired loans
(3) Average net receivables computed using month end balances

   The following table sets forth certain information concerning our finance contracts at the end of the periods indicated:

                                                                   2001          2000          1999
                                                               ------------  ------------  ------------
Direct Finance Receivables Contractually past due 90 days or more........................................................ $  7,033,668  $  6,478,101  $  5,417,878
Direct Finance Receivables outstanding........................  135,625,432   124,847,785   109,840,905
Direct Finance Receivables Contractually past due 90 days or
  more as a percentage of Direct Finance receivables..........         5.19%         5.19%         4.93%
Real Estate Secured Receivables Contractually past due 90 days
  or more.....................................................    1,972,725     1,601,906     2,265,799
Real Estate Secured Receivables outstanding...................   28,322,046    28,042,391    22,783,924
Real Estate Secured Receivables Contractually past due 90 days
  or more as a percentage of Real Estate Secured receivables..         6.97%         5.71%         9.94%
Vehicle Secured Receivables Contractually past due 60 days or
  more........................................................    1,090,032     1,534,520     1,432,181
Vehicle Secured Receivables outstanding.......................   17,782,135    25,392,262    26,870,193
Vehicle Secured Receivables Contractually past due 60 days or
  more as a percentage of Vehicle Secured receivables.........         6.13%         6.04%         5.33%
Premium finance contracts contractually past due 60 days or
  more........................................................      679,091       917,508       499,801
Premium finance contracts outstanding.........................    8,375,711     7,355,818     8,029,703
Premium finance contracts contractually past due 60 days or
  more as a percentage of premium finance contracts...........         8.11%        12.47%         6.22%

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Finance receivable balances are presented net of unearned finance charges.

Liquidity And Capital Resources

   We generally finance our operations through cash flow from operations, borrowings under our credit facility with FINOVA Capital Corporation ("FINOVA") and the sale to public investors of our subordinated notes.

   Our credit facility with FINOVA, as amended on December 31, 2001, comprises a term loan with a balance of $19.8 million outstanding, and a revolving credit line used to finance consumer receivables. Maximum borrowings under the revolving credit line as of December 31, 2001 are limited to the lesser of $157 million, or 85% of eligible consumer finance receivables as defined by the agreement. Our maximum borrowing amount decreases on a quarterly basis beginning March 31, 2002 and decreases $22 million in 2002, $16.5 million in 2003, $18 million in 2004, $18 million in 2005 and $9 million in 2006. James D. Thaxton is the guarantor for both the term loan and the revolving loan.

   Advances under the term loan accrue interest at the prime rate + 2%. Advances under the revolving credit line accrue interest at the prime rate + 1%. The prime rate is the prime rate published by Citibank, N.A., or other money center bank as FINOVA may select. The credit facility matures in 2006. The interest rates are adjusted monthly to reflect fluctuations in the designated prime rate. Accrued interest on borrowings is payable monthly.

   The term loan is payable in twenty-three equal monthly principal and interest payments, which began on April 15, 2001, in the amount of $600,000, with the remaining principal balance due one month thereafter.

   Under the revolving credit facility, principal is due in full on the maturity date and can be prepaid without penalty. Substantially all of our and our subsidiaries' assets secure the revolving credit facility, which requires us to comply with restrictive covenants, including financial condition covenants. As of December 31, 2001, the Company met all such requirements.

   As of February 28, 2002, an additional $12.1 million was available under the terms of the revolving credit line to borrow against existing collateral, with $45.0 million of total potential capacity available for borrowing against qualified finance receivables generated in future periods. As of February 28, 2002, the interest rates for borrowings were 5.75% for the revolving credit line, and 6.75% for the term loan.

   In connection with the FirstPlus acquisition, the Company assumed $2.2 million of subordinated notes issued by Voyager Insurance Co. In November 1999, those notes were cancelled and re-issued in the name of the Company. The Company is confident that it has adequate availability under it primary credit facility to borrow adequate funds to liquidate these notes, if required.

   In February 1998, we began offering subordinated notes in several states by registering $50 million of subordinated notes with the Securities and Exchange Commission ("SEC"). In May 2001, we registered an additional $75 million offering of subordinated notes with the SEC. The notes are sold primarily to individual investors. The maturity terms range from daily (demand) notes to sixty-month notes. Interest rates vary based on the principal amounts and maturity dates of the notes. Notes currently being offered carry interest rates ranging from 5.25% to 8.0%. The notes are unsecured and issued under an indenture which we entered into with The Bank of New York, as trustee, in February 1998. The terms of the indenture do not require us to comply with any financial covenants nor do they impose any material restrictions on the operations of our business.

   As of December 31, 2001, we had $65.0 million of these registered subordinated notes outstanding and $6.5 million notes registered in predecessor state registrations. To date, we have used the proceeds from the sale of these notes to reduce, on a temporary basis, the amount of our revolving credit facility with FINOVA. We intend to continue this note program by seeking to register additional offerings of subordinated notes with the SEC. The sale of subordinated notes is an important aspect of the financing of our business. It enables us to reduce our overall borrowing costs, particularly during periods of increasing interest rates. In addition, it allows us to hedge the interest rate risk inherent in our variable rate senior credit facility, and to diversify our sources of borrowed funds.

   We plan to continue to reduce borrowings under our senior credit facility and replace those borrowings with increasing levels of subordinated notes.

   For the fiscal year ending December 31, 2002, we anticipate that our cash flow from operations, borrowings under our senior credit facility and the proceeds from the sale of subordinated notes will be more than adequate to meet our needs for cash to fund anticipated growth in our finance receivables, operating expenses, repayment of indebtedness and planned capital expenditures, estimated at approximately $25 million for 2002.

Impact Of Inflation And General Economic Conditions

   Although we do not believe that inflation directly has a material adverse effect on our financial condition or results of operations, increases in the inflation rate generally are associated with increased interest rates. Because we borrow funds on a floating rate basis and generally extend credit at fixed interest rates, increased interest rates would increase our cost of funds and could materially impair our profitability. We intend to explore opportunities to fix or cap the interest rates on all or a portion of its borrowings. We can, however, give no assurance that fixed rate or capped rate financing will be available on terms acceptable to us. Inflation also may affect our operating expenses. Other general economic conditions in the United States could affect our business, including economic factors affecting the ability of our customers or prospective customers to purchase used automobiles and to obtain and repay loans.

Accounting Matters

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This statement addresses the accounting for derivative instruments, including certain derivative instruments imbedded in other contracts, and hedging activities. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. We adopted SFAS No. 133 effective January 1, 2001.

   SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in September 2000 and supersedes SFAS No. 125. SFAS No. 140 establishes accounting and reporting requirements for the transfers and servicing of financial assets and the extinguishments of liabilities. The provisions of SFAS No. 140 are effective for transfers of financial assets occurring after March 31, 2001, applied prospectively. We expect that adopting the provisions of this statement will not have a material impact on our consolidated financial statements.

   In June 2001, the Financial Accounting Standards Board issued two Statements of Financial Accounting Standards, No. 141, Business Combinations (SFAS No.
141), and No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Pre-acquisition Contingencies of Purchased Enterprises. All business combinations in the scope of SFAS No. 141 are to be accounted for using the purchase method. The provisions of SFAS No. 141 apply to all business combinations initiated after September 30, 2001. Use of the pooling-of-interests method for those business combinations is prohibited. The provisions of SFAS No. 141 also apply to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later.

   SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of the 40-year maximum life required by SFAS No. 142. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. We adopted the provisions of SFAS No. 142 effective January 1, 2002.

   Financial Accounting Standards Board Statement No. 144, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in August 2001 and supersedes Statement No. 121. Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of Statement No. 144 are effective for the financial statements issued for fiscal years beginning after December 15, 2001. The Company expects that adopting the provisions of this Statement will not have a material impact on the consolidated financial statements of the Company.

                                   BUSINESS

   We are a diversified consumer financial services company engaged in the origination and servicing of direct consumer loans made to credit-impaired borrowers, used automobile lending through the purchase and servicing of used automobile sales contracts, insurance premium finance lending through the purchase of insurance premium finance contracts, selling insurance products on an agency basis, and the factoring of accounts receivable and the origination and servicing of small commercial loans to small and medium sized businesses. We were organized in 1985.

   Direct Consumer Lending. Making small loans to borrowers with impaired credit is our largest line of business in our Consumer Finance segment, comprising approximately 81% of our total revenues in 2001. Direct loans are relied upon by credit-impaired borrowers to meet short-term cash needs, finance purchases of consumer goods or refinance existing indebtedness. The usual term of a direct loan is 15 months. Interest rates on direct loans vary based on a number of factors, the most important of which is the extent to which the borrower's state of residence regulates interest rates. Some states in which we operate permit consumer lenders to simply post a maximum rate of interest in filings with regulatory authorities. In these states we typically post a maximum annual interest rate of 69%. Other states where we have offices impose specific maximum annual interest rates on direct loans that range from 10% to 36%. Other factors that we consider in setting the interest rate on a particular direct loan are credit profile of the borrower, the type and value of any collateral and competitive market conditions.

   Each applicant for a direct loan must pass a thorough credit review. This review is conducted by the manager or personnel under his or her supervision in the office where the application is taken. This review generally takes into account the borrower's credit history, ability to pay, stability of residence, employment history, income, discretionary income, debt service ratio and the value of any collateral. We use an industry standard application analysis score sheet to compile information on the factors described above. If a direct loan is to be secured by real estate, we obtain an appraisal of the property, obtain a title opinion from an attorney and verify filing of a mortgage or deed of trust before disbursing funds to the borrower. A senior officer must approve any direct loan to be secured by real estate. The principal competitive factors for these types of loans are the interest rate charged and customer service.

   In connection with making direct consumer loans we also offer, as agent, credit life and credit accident and health insurance. Instead of filing financing statements to perfect our security interest in the collateral on all direct consumer loans secured by personal property other than an automobile, we purchase non-filing insurance from an unaffiliated insurer. On these loans we charge an amount approximately equal to the filing fees that we would have charged to the customer if we had filed financing statements to perfect our security interest. This amount is typically included in the amount of the loan. We use this amount to pay premiums for non-filing insurance against losses resulting from failure to file. Under our non-filing insurance arrangements, approximately 90% of the premiums paid are refunded to us on a quarterly basis and are netted against charge-offs for the period.

   Used Automobile Sales Finance. Another line of business in our Consumer Finance segment is the financing of used automobile purchases, which comprised approximately 11% of our total revenues in 2001. We purchase sales contracts from independent automobile dealers who have been approved by the manager of an individual finance office or a regional supervisor. Office managers and regional supervisors periodically evaluate independent dealers in their market areas to ensure that we purchase sales contracts only from reputable dealers carrying an inventory of quality used automobiles. We enter into a non-exclusive agreement with each dealer which sets forth the terms and conditions on which we will purchase sales contracts. The dealer agreement generally provides that sales contracts are sold to us without recourse to the dealer with respect to the credit risk of the borrower. However, if the dealer breaches the terms of the sales contract or a customer withholds payment because of a dispute with the dealer regarding the quality of the automobile purchased, the dealer typically is obligated to repurchase the sales contract on our demand for its net unpaid balance. If the purchaser of the automobile recovers any amount from us as a result of a claim against the dealer, the dealer agreement provides that the dealer will reimburse us for any amount paid the customer and for any costs we incur as a result of the claim.

   The dealer agreement allows us to withhold a specified percentage of the principal amount of each sales contract purchased. This dealer reserve arrangement is designed to protect us from credit losses on sales contracts. These dealer reserves, which range from 5% to 10% of the net amount of each sales contract, are negotiated on a dealer-by-dealer basis and are subject to change based upon the collection history on sales contracts we have purchased from the dealer.

   In purchasing used automobile sales contracts, underwriting standards are used that take into account principally the degree of a proposed buyer's creditworthiness and the market value of the vehicle being financed. The office manager, or other office personnel under the manager's supervision, conducts the credit evaluation review. This review generally takes into account factors similar to those performed in our review of direct consumer loans. We generally do not finance more than 100% of the average trade-in value of the automobile as listed in the current edition of the National Association of Automobile Dealers Official Used Car Guide.

   From time to time we purchase used automobile sales contracts in bulk from dealers who have originated and accumulated contracts over a period of time. By doing so, we are able to obtain large volumes of sales contracts in a cost-effective manner. For bulk purchases, our underwriting standards take into account principally the borrowers' payment history and the collateral value of the automobiles financed. These purchases are typically made at discounts ranging from 25% to 50% of the financed portion of the contract. Generally no dealer reserve arrangements are established with bulk purchases. In connection with bulk purchases, we review all credit evaluation information collected by the dealer and the servicing and collection history of the sales contracts.

   We compete with others in used car financing primarily based on the price paid for used automobile sales contracts, which is a function of the amount of the dealer reserve and the reliability of service to participating dealers. We generally do not compete based on the same type of used automobile to be financed because our competition concentrates their financing activities on late-model used automobiles purchased from franchised dealers rather than older-model used automobiles purchased from independent dealers, which is the target market of our used automobile sales financing activities. The size of our average used automobiles sales contract is considerably smaller than that of many other companies engaged in purchasing used automobiles sales contracts. We believe this is due in large part to the fact that most of our competitors are seeking to do business primarily with franchised dealers selling late-model, lower mileage used automobiles, coming off leases or which were rental cars, for significantly higher prices than the prices for automobiles offered for sale by the independent dealers with whom we have relationships. The independent dealers from whom we purchase used automobile sales contracts typically sell automobiles that tend to be somewhat older, higher mileage vehicles. Because the costs of servicing and collecting a portfolio of finance receivables increase with the number of accounts included in the portfolio, we believe that many apparent potential competitors will choose not to do business with independent dealers.

   In connection with the origination of used automobile sales contracts, we offer, as agent, credit life, and credit accident and health insurance. Borrowers under sales contracts and direct loans secured by an automobile are required to obtain comprehensive and collision insurance on the automobile that designates us as loss payee. A loss payee is the person who receives insurance proceeds in the event an automobile is damaged in a collision. If the borrower allows the insurance to lapse during the term of the contract or loan, we will purchase a vendor's single interest insurance policy, which insures us against a total loss on the automobile. The cost of the premium will then be added to the borrower's account balance. We also offer, as agent, limited physical damage insurance, which satisfies the requirement that the borrower purchase comprehensive and collision insurance.

   Insurance Premium Finance. Also in our Consumer Finance segment we provide short-term financing of insurance premiums purchased indirectly through independent insurance agents. Our insurance premium finance business made up approximately 2% of our total revenues in 2001. The premiums are primarily for personal lines of insurance that are typically too high for a credit-impaired borrower to pay in six-month increments, such as automobile insurance. Financing the premium allows the insured to pay it in smaller increments, usually monthly. Most agents who refer premium finance business to us are located in North Carolina, South Carolina, and Virginia. A small amount of our business involves financing premiums for commercial lines of insurance for small businesses, including property and casualty, business automobile, general liability, and workers' compensation. A substantial amount of our premium finance business is derived from customers of the 48 insurance offices owned and operated by Thaxton RBE, Inc. ("RBE"), which is owned by Thaxton Group CEO James D. Thaxton and members of his family.

   When an individual purchases an insurance policy from an agent with whom we have a relationship, the agent will offer the opportunity to enter into a premium finance contract that allows the insured to make a down payment and finance the balance of the premium. The typical term of a premium finance contract ranges from three to eight months depending primarily upon the term of the underlying insurance policy. The required down payment ranges from 20% to 50% of the premium. We sometimes allow agencies to charge a smaller down payment. In those instances, we have an arrangement where RBE reimburses our premium finance company for any losses incurred in excess of 5% of the premium. We generally impose the maximum finance charges and late fees that applicable state law permits for premium finance contracts, which are extensively regulated in the states where we engage in this business. All of the states in which we operate permit assessment of a fee of up to $15 on each premium finance contract and a maximum interest rate of 12% per annum. Because we are able to cancel the insurance policy generally within a period of 23 to 28 days after the due date of a delinquent payment and receive a refund of the unearned portion of the premium, the creditworthiness of the insured is a less important factor than the size of the down payment and an efficient and effective system for servicing and collecting our portfolio of premium finance contracts.

   Insurance Agency Activities. We sell, on an agency basis, various lines of automobile, property and casualty, life, accident, and health insurance. Our insurance agency activities comprised approximately 4% of our total revenues in 2001. The insurance companies that we represent assume all underwriting risk on most of the policies we sell. The insurance company that issues a policy we sell pays us a commission based on a standard or negotiated schedule. We are eligible for additional commission payments from some of the companies we represent if the loss experience on the policies we sell for those companies falls below specified levels and the total premiums on such policies exceed a specified minimum. In 1998, we began selling a new program in North Carolina where we assumed limited underwriting risk on non-standard automobile collision insurance with minimum limits. In the fourth quarter of 1999, and throughout the first half of 2000, we expanded the sale of this policy into Arizona, New Mexico, and Colorado. This business was discontinued and sold to Thaxton Life Partners, Inc. ("TLP") on August 31, 2000.

   Commercial Finance. In 1998, we began making commercial loans and offering factoring services to small business clients. Our commercial finance activities made up approximately 1% of our total revenues in 2001. Our commercial loans usually are secured, most often with real estate. In factoring, we advance funds to the client based upon the balance of designated accounts receivable due from their customers. The client then assigns or sells these receivables to us, notifies its customers to send payment directly to us and we collect the receivables and credit the amount advanced to the client. Generally, we advance to our factoring client 80% to 95% of the dollar value of each receivable, holding the difference in reserve. We charge a fee equal to one to four percent of the amount advanced for this service and may also charge interest on any uncollected balances. Almost all of our factoring contracts are with recourse, which allows us to charge any uncollected receivables back to the client after a period ranging from 60 to 90 days.

The Consumer Finance and Insurance Agency Industries

   The segment of the consumer finance industry in which we operate is commonly called the "non-prime credit market." Our borrowers of direct loans and automobile sales contracts typically have limited credit histories, low incomes or past credit problems. These borrowers generally do not have access to the same sources of consumer credit as borrowers with long credit histories, no defaults and stable employment because they do not meet the stringent objective credit standards that most traditional lenders use. The non-prime credit market for used automobile finance and loans is highly competitive and fragmented, consisting of many national, regional and local competitors. New competitors are able to enter this market with relative ease. Historically, commercial banks, savings and loans, credit unions, financing arms of automobile manufacturers, and other lenders providing traditional consumer financing have not consistently served this segment of the consumer finance market. Several large bank holding companies, in an effort to recapture some of the customers their bank subsidiaries, have traditionally rejected on the basis of their rigid credit scoring systems now serve the non-prime credit market through automobile finance subsidiaries. We also face increasing competition from a number of companies, including bank credit card companies, providing similar financing to individuals that cannot qualify for traditional financing. Many of these competitors or potential competitors have significantly greater resources than we do and have pre-existing relationships with established networks of dealers. To the extent that any of these lenders significantly expand their activities in the markets where we operate or plan to operate, our profitability could be threatened.

   Although the primary service-providers in the premium finance industry are different than those who serve the non-prime credit market for direct loans and used automobile finance, credit-impaired borrowers also are the primary borrowers under premium finance contracts. Insurance companies that engage in direct writing of insurance policies generally provide premium financing to their customers who need the service. Numerous small independent finance companies like us are engaged in providing premium financing for personal lines of insurance purchased by credit-impaired borrowers through independent insurance agents. Because the rates they charge are highly regulated, these companies compete primarily on the basis of efficiency in providing the financing and servicing the loans. A significant number of independent insurance agents provide premium financing to their customers either directly or through affiliated entities. As banks are allowed to enter the insurance business, they also are increasingly engaging in the premium finance business.

   Independent insurance agencies represent numerous insurance carriers and typically place a customer's business with the carrier whose combination of features and price best match the customer's needs. In comparison, direct agents represent only one carrier. Most carriers find the use of independent agencies to be a more cost-effective method of selling their products than using a direct agent force. Competition among independent insurance agencies is intense. Numerous other independent agencies operate in most of the markets where our insurance offices are located. Direct agents for various insurance companies located in some of our markets also compete with us. We compete primarily on the basis of service and convenience. We attempt to develop and maintain long-term customer relationships through low employee turnover and responsive service and offer virtually all types of insurance products.

   Banks and commercial finance companies dominate the commercial lending industry. Many banks, however, do not offer factoring services, and most banks do not make loans to the higher risk business clients that we finance. Most commercial finance companies engage in lending to larger businesses or engage in lending to specialized businesses. Our primary competition comes from independent factoring companies who, like us, specialize in smaller, higher risk clients.

Regulation

   Consumer finance companies and insurance agents are extensively supervised and regulated under state and federal statutes and regulations. Depending upon the nature of a particular transaction and the state of residence of the borrower or the customer, we may be required to:

  .   Obtain licenses and meet specified minimum qualifications;

  . Limit the interest rates, fees, and other charges for which the borrower may be assessed;

  .   Limit or prescribe specified other terms and conditions of the financing;

  .   Govern the sale and terms of insurance products; and

  .   Define and limit the right to repossess and sell collateral.

   Federal and state laws also require us to provide various disclosures to prospective borrowers, prohibit misleading advertising, protect against discriminatory lending practices, and prohibit unfair credit practices. We believe we comply in all material respects with applicable governmental regulations. These requirements change frequently however, and we cannot be certain that future changes or modifications in these laws will not have a material adverse effect on our business with increased compliance costs or prohibition or limitation of a profitable line of business.

Employees

   As of March 31, 2002, we employed 1,135 full-time employees and 66 part-time employees, none of whom were covered by a collective bargaining agreement. Of that total, 72 were located in the Company's headquarters in Lancaster, South Carolina and 1,129 were located in our other offices. We generally consider our relationships with our employees to be good.

Property

   Our executive offices are located in Lancaster, South Carolina in leased office facilities of approximately 28,000 square feet. The lease expires in August 2012, and includes an option to renew for an additional five-year term. We lease all of our branch office facilities. In some instances we lease these facilities from related parties. These offices range in size from approximately 800 square feet to 2,200 square feet. Since most of our business with automobile dealers is conducted by facsimile machine and telephone, we do not believe that the particular locations of our finance offices are critical to our business of purchasing used automobile sales contracts or our premium finance operations. Location is somewhat more important for our direct loan and insurance agency operations. Other satisfactory locations are, however, generally available for lease at comparable rates and for comparable terms in each of our markets.

   As of March 31, 2002 we had a total of 218 finance offices and 14 insurance agency offices in the following states.

                Finance Offices     Insurance Agency Offices
                ---------------     ------------------------
                South Carolina. 80       South Carolina..... 12
                Texas.......... 52       North Carolina.....  2
                Mississippi.... 22
                Georgia........ 23
                Tennessee...... 12
                Kentucky.......  9
                Ohio...........  9
                Oklahoma.......  5
                Alabama........  2
                Virginia.......  2
                North Carolina.  2

Legal Proceedings

   We presently are not a party to any material legal proceedings nor is our management aware of any material threatened litigation against us.

                                  MANAGEMENT

Directors and Executive Officers

   Our directors and executive officers and their ages as of March 31, 2002 were as follows:

       Name               Age                  Position
       ----               ---                  --------
       James D. Thaxton.. 55  Chairman of the Board, President and Chief
                              Executive Officer

       Robert L. Wilson.. 61  Executive Vice President, Chief Operating
                              Officer and Director

       Allan F. Ross..... 53  Vice President, Chief Financial Officer,
                              Treasurer, Secretary and Director

       C. L. Thaxton, Sr. 78  Director

   James D. Thaxton has served as our Chairman of the Board, President and Chief Executive Officer since we were founded. Prior to joining us, Mr. Thaxton was an insurance agent at C.L. Frates & Company in Oklahoma City, Oklahoma from 1974 to 1976. From 1972 to 1973, he was employed as an underwriter by United States Fidelity and Guaranty. James D. Thaxton is the son of C.L. Thaxton, Sr.

   Robert L. Wilson joined us in January 1991 and has served since July 1991, as our Executive Vice President, Chief Operating Officer and a director. From October 1988 until July 1990, Mr. Wilson served as Operations Manager of MANH--Financial Services Corp. For more than 25 years prior to October 1988, Mr. Wilson served in various positions with American Credit Corporation and its successor, Barclays American Corporation, including as Southeastern Regional Manager and Executive Vice President of Barclays American Credit Division.

   Allan F. Ross joined us in March 1997, and has served as Vice President and Corporate Controller since April 1997, and as a Director, Secretary, Treasurer and Chief Financial Officer since February 1998. From 1989 to 1997, Mr. Ross was the managing partner of a CPA and consulting practice. From 1978 to 1989, Mr. Ross was Vice President and Financial Controls Director of Barclays American Corporation. From 1974 to 1978, Mr. Ross was a practicing CPA with Arthur Andersen & Company, and with Deloitte and Touche, LLP. He is a certified public accountant.

   C.L. Thaxton, Sr. has been a director since we were founded. Mr. Thaxton is a director of Thaxton Insurance, which he founded in 1950 and is the manager of its Pageland branch office. Mr. Thaxton is the father of James D. Thaxton.

   All directors hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Our executive officers are appointed by and serve at the discretion of the Board.

   Our board of directors directly oversees executive compensation, and oversees and approves salaries and incentive compensation for our executive officers and other employees. The board of directors also directly oversees the selection of our independent auditors and reviews the results and scope of the audit and other services that the independent auditors provide. Directors do not receive any compensation for their service as members of the board of directors. All directors are reimbursed for their expenses reasonably in attending board meetings.

Executive Compensation

   The following table shows the compensation paid or accrued to our executive officers for the years ended December 31, 2001, 2000, and 1999.

                          Summary Compensation Table

                                                           Annual Compensation
                                                        -------------------------
Name And Principle Position                             Year Salary ($) Bonus ($)
---------------------------                             ---- ---------- ---------
James D. Thaxton,...................................... 2001  125,693    184,083
 President and Chief Executive Officer                  2000  115,363    123,755
                                                        1999  113,880     92,757

Robert L. Wilson,...................................... 2001  170,902    217,036
 Executive Vice President                               2000  152,821     53,033
                                                        1999  125,280      5,102

Allan F. Ross.......................................... 2001  110,149         --
 Vice President, Chief Financial Officer, and Treasurer 2000  104,904         --
                                                        1999   97,385         --

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth information with respect to the beneficial ownership of our outstanding common stock as of March 20, 2002, for each person known to us to own more than 5% of our outstanding common stock, each of our executive officers and directors and our directors and executive officers as a group.

                                    Number of Shares and
                                    Nature of Beneficial Percentage of Common
  Name Of Beneficial Owner               Ownership       Stock Outstanding(1)
  ------------------------          -------------------- --------------------
  James D. Thaxton.................       6,456,000(1)           94.1%
  C. L. Thaxton, Sr................          17,221(2)              *
  Directors and officers as a group       6,471,555              94.4%

--------
*  Indicates less than one percent
(1) Includes 1,112,828 shares held by a family limited partnership as to which Mr. Thaxton shares voting and investment power.
(2) Includes 15,222 shares held of record by Mr. Thaxton's spouse, Katherine D. Thaxton, as to which Mr. Thaxton shares voting and investment power.

   The address of all of the beneficial owners of our common stock is 1524 Pageland Highway, Lancaster, South Carolina 29720.

           MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

   Due to the relatively small number of shares held by non-affiliates, there is no active trading market for our common stock, although trades in the stock occur occasionally in the over-the-counter market. At March 31, 2002, there were 154 shareholders of record.

   We have not paid any dividends on common stock during the last three fiscal years and we have no plans to pay any cash dividends on common stock in the foreseeable future. Our credit facilities restrict us from paying any cash dividends on common stock.

                       TRANSACTIONS WITH RELATED PARTIES

Stock Transaction with Director

   In January 1999, Mr. Perry L. Mungo divested his ownership interest in the company and resigned from the board of directors. At his request, we repurchased all of his common stock, totaling 29,200 shares, for $10 per share.

Thaxton Investment

   On February 1, 1999, Mr. James D. Thaxton, our Chairman, President, Chief Executive Officer and controlling shareholder, organized Thaxton Investment. Mr. Thaxton owned all of the issued and outstanding common stock of Thaxton Investment. Thaxton Investment's board of directors and executive officers were, with one exception, identical to ours. Prior to our acquisition of all of the issued and outstanding common stock of Thaxton Investment, our executive officers and other administrative personnel provided management services to Thaxton Investment and charged a monthly management fee in the amount of $36,440 based upon time estimates of our personnel for work performed for the benefit of Thaxton Investment. The management fee also included the reimbursement of other direct costs incurred in the course of our provision of management services to Thaxton Investment.

   On November 8, 1999, we completed its acquisition of all of the outstanding common stock of Thaxton Investment. Mr. Thaxton transferred all of his shares of Thaxton Investment to us in exchange for 3,223,000 shares of our common stock. Because we had been under common ownership and control with Thaxton Investment since February, 1999, our acquisition of Thaxton Investment was accounted for at historical cost in a manner similar to pooling of interests accounting.

Acquisition and Subsequent Disposition of Thaxton RBE, Inc.

   At the end of 1998, and throughout 1999, we made a series of acquisitions of insurance agencies in Arizona, New Mexico, Nevada, Colorado and North Carolina, as well as a general insurance agency in Virginia. At the same time, we entered into a contract with American Bankers Insurance Group, Inc., pursuant to which we agreed to sell American Bankers non-standard insurance policies sold by these agencies and to retain the underwriting risk, and any profit or loss from operations. This business ultimately consisted of 30 non-standard automobile agency office locations, plus two insurance general agencies in Virginia and South Carolina.

   On March 1, 2000, we transferred all of the assets and liabilities of these agency operations to Thaxton RBE, a newly-formed subsidiary. The total amount of the assets transferred was approximately $8 million, the majority of which were intangible. The purpose of the transfer was to place the operations of Thaxton RBE in a single entity to facilitate raising additional capital for Thaxton RBE to fund its initial stage operations. Immediately subsequent to the formation and asset transfer, Thaxton Life Partners, Inc. invested $2,000,000 in the capital stock of Thaxton RBE and obtained a 90% interest in that company as a result of the investment. Thaxton Life Partners, Inc., is owned by James
D. Thaxton, C. L. Thaxton, Sr. and other Thaxton family members. As a result of these transactions, we had a net receivable from Thaxton RBE in the amount of $5 million at March 31, 2000.

   During the third quarter of 2000, we decided to discontinue operations and dispose of its interest and investment in Thaxton RBE as soon as suitable financing for Thaxton RBE could be obtained. On August 31, 2000, Thaxton Life Partners was able to arrange independent financing for Thaxton RBE, and Thaxton Life Partners purchased the remaining 10% interest in RBE from us. At the time of the sale, all amounts owed us were paid in full.

   Thaxton Life Partners, Inc., a related party, invested $2,000,000 in the capital stock of RBE and obtained a 90% interest in RBE as a result of the investment. The acquisition of the 90% interest in RBE by Thaxton Life Partners was funded primarily through our repurchase of 150,000 shares of Series A preferred stock from certain members of Thaxton Life Partners. The proceeds received from us from the repurchase of the Series A preferred stock were used by Thaxton Life Partners to obtain the 90% interest in RBE. On August 31, 2000, Thaxton Life Partners purchased the remaining 10% interest in RBE from us. We recognized no gain or loss on the disposal of RBE. As we and RBE are under common ownership, there are various activities and transactions that occur between the two of us to take advantage of economies of scale.

   After the sale of the capital stock of RBE, we continued to perform the cash management for both RBE and ourselves, whereby our daily cash needs may be funded by excess cash held by RBE and vice versa. In addition, certain back-office and management roles, such as the accounting, payroll and information systems management functions, were outsourced by RBE to us during 2000. We billed RBE for these services performed based on the amount of time spent by our personnel performing the services for RBE. During the year ended December 31, 2000, we billed RBE approximately $600,000 for the services performed. Furthermore, we continued to share common office space with RBE after the disposition. As a result of these arrangements, we had both a payable to RBE of approximately $1 million as well as a receivable from RBE for approximately $1 million at December 31, 2000.

   We have also structured an arrangement with RBE whereby TICO Premium Finance, our insurance premium finance subsidiary, will originate loans to certain RBE customers to finance their insurance policies underwritten by RBE. In connection with this process, TICO Premium Finance agrees to accept a down payment on the loan which is smaller than TICO Premium Finance typically receives from borrowers when the insurance policy is underwritten by third party insurance companies. In turn, TICO Premium Finance is reimbursed by RBE for any losses on such loans originated to customers of RBE. By requiring a lower down payment, RBE is able to generate a higher volume of business than it would be able to if down payments typically received in the industry were required by TICO Premium Finance. At December 31, 2000, there were approximately $2.8 million in outstanding premium finance receivables recorded by TICO Premium Finance that relate to insurance policies underwritten by RBE. In addition, for the year ended December 31, 2000, there were approximately $250,000 of reimbursements from RBE to TICO Premium Finance for losses incurred by TICO Premium Finance. TICO Premium Finance had a receivable from RBE of approximately $28,000 at 12/31/00 for additional reimbursements for losses incurred.

   Thaxton Insurance Group agencies, our standard insurance operations, are acting as agents for non-standard policies underwritten by Thaxton RBE. Thaxton Insurance Group acts as agent for certain RBE customers and recognizes commissions on policies that are underwritten by RBE. During the year ended December 31, 2000 there was approximately $11,000 of insurance commissions recognized by Thaxton Insurance Group on non-standard insurance policies that were issued through Thaxton Insurance Group as agent.

   The employees of RBE are covered under our self-insured health insurance plan. In addition, we purchased general liability insurance during 2000 that covers both the employees of Thaxton Insurance Group and RBE.

   The employees of RBE are eligible to participate in the Employee Savings Plan benefit offered by us .

                                 LEGAL MATTERS

   Moore & Van Allen PLLC, Charlotte, North Carolina will pass upon the validity of the notes offered for sale with this prospectus.

                                    EXPERTS

   The consolidated financial statements of The Thaxton Group, Inc. as of December 31, 2001 and 2000, and for each of the years in the three year period then ended have been included herein and in the registration statement in reliance upon the report of Cherry, Bekaert & Holland, L.L.P., independent certified public accountants, appearing elsewhere herein, given on the authority of said firm as experts in accounting and auditing.

                             PLAN OF DISTRIBUTION

   This offering commenced on May 14, 2001, and will continue until the later of two years or until all of the notes are sold, unless we terminate this offering sooner.

   Our officers and employees and those of some of our finance and insurance subsidiaries will sell the notes in states where they are permitted to do so without registration as a broker-dealer and in reliance upon Rule 3a4-1 under the Securities Exchange Act of 1934. Persons associated with us and our affiliates who participate in the offering of the notes will limit their participation to activities permitted under Rule 3a4-1, and no commissions or other direct or indirect compensation will be paid to these persons in connection with the sale of the notes.

   We will engage Carolinas First Investments, Inc., a registered broker-dealer, as an underwriter to sell the notes on a "best efforts" basis in some states and to assist us in managing the offering. As a "best efforts" underwriter, Carolinas First Investments is not required to sell any particular number or dollar amount of notes, but will use its best efforts to sell notes. Under the terms of our sales agency agreement with Carolinas First Investments, Carolinas First Investments will receive sales commissions of 0.25% of the principal amount of the notes sold by Carolinas First Investments, plus a monthly management fee of $6,250 and reimbursement of expenses incurred in managing the offering. In addition, we have agreed to indemnify Carolinas First Investments against some specified liabilities, including liabilities under the Securities Act of 1933.

   We may also employ the services of one or more other broker-dealers to sell the notes on a non-exclusive, "best efforts" basis. We anticipate that any broker-dealer we retain to assist with the distribution of the notes would receive sales commissions ranging from 0.25% to 5% of the principal amount of the notes sold through the broker-dealer and possibly reimbursement of certain of the broker-dealer's costs and expenses. We may also agree to indemnify the broker-dealer against some liabilities, including liabilities arising under the Securities Act of 1933.

   We may market the notes through the use of newspaper advertisements, mailings of this prospectus to our insurance and selected consumer finance customers, signs in our offices and in the offices of some of our finance and insurance subsidiaries and by providing copies of this prospectus to potential purchasers who inquire about purchasing the notes. Our officers, directors or employees will not market the notes by mass mailings, telephone calls or other personal solicitation.

   Daily notes will not be offered or sold in South Carolina.

                      WHERE YOU CAN FIND MORE INFORMATION

   We filed a registration statement on Form SB-2 with the Commission with respect to the registration of the notes offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information pertaining to Thaxton Group, the notes offered by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Each statement in this prospectus referring to a document filed as an exhibit to the registration statement is qualified by reference to the exhibit for a complete statement of its terms and conditions.

   We file annual, quarterly and current reports, and other information with the Commission. So long as we are subject to the Commission's reporting requirements, we will continue to furnish the reports and other required information to the Commission. You may read and copy any reports and other information we file at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the operations of the public reference room. The Commission also maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. Our filings are available, using our name or stock trading symbol, "THAX," on the Commission's internet site.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                      Page
                                                                                                      ----
The Thaxton Group, Inc.
Independent Auditors' Report......................................................................... F-2
Consolidated balance sheets as of December 31, 2001 and 2000......................................... F-3
Consolidated statements of income for the years ended December 31, 2001, 2000, and 1999.............. F-4
Consolidated statements of stockholders' equity for the years ended December 31, 2001, 2000, and 1999 F-5
Consolidated statements of cash flows for the years ended December 31, 2001, 2000, and 1999.......... F-6
Notes to consolidated financial statements........................................................... F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Thaxton Group, Inc.

   We have audited the accompanying consolidated balance sheets of The Thaxton Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Thaxton Group, Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ Cherry, Bekaert & Holland, L.L.P.

Charlotte, North Carolina
March 8, 2002

                            THE THAXTON GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS
                          December 31, 2001 and 2000

                                                                                    2001          2000
                                  ASSETS                                        ------------  ------------
Cash........................................................................... $  4,096,359  $  4,482,553
Finance receivables, net.......................................................  181,255,030   177,943,646
Premises and equipment, net....................................................    4,246,816     5,011,856
Accounts receivable............................................................    1,813,743     1,353,053
Accounts receivable from related parties.......................................      113,185       801,584
Repossessed automobiles........................................................      952,153       291,057
Deposit........................................................................    6,710,692     6,230,000
Goodwill and other intangible assets...........................................   32,481,654    34,812,558
Deferred tax asset.............................................................    2,752,000     4,191,000
Other assets...................................................................    8,138,673     5,449,640
Assets of discontinued operations..............................................           --     6,981,166
                                                                                ------------  ------------
       Total assets............................................................ $242,560,305  $247,548,113
                                                                                ============  ============
                   LIABILITIES AND STOCKHOLDERS' EQUITY
                   ------------------------------------
Liabilities
   Accrued interest payable.................................................... $  2,194,814  $  2,627,987
   Notes payable...............................................................  225,033,166   232,605,414
   Accounts payable............................................................    3,631,558     2,153,584
   Accounts payable to related parties.........................................      254,043     1,020,102
   Employee savings plan.......................................................    1,083,594       627,702
   Other liabilities...........................................................    4,078,594     4,377,271
   Liabilities of discontinued operations......................................           --       376,643
                                                                                ------------  ------------
       Total liabilities.......................................................  236,275,769   243,788,703
                                                                                ============  ============
Stockholders' Equity
   Preferred Stock $.01 par value:
       Series A: 1,400,000 shares authorized; issued and outstanding
         10,440 shares in 2001 and 2000; Liquidation value $104,400 in
         2001..................................................................          104           104
       Series C: 50,000 shares authorized issued and outstanding
         in 2001 and 2000; liquidation value $500,000 in 2001 and 2000.........          500           500
       Series E: 800,000 shares authorized, issued and outstanding
         in 2001 and 2000; liquidation value $8,000,000 in 2001 and 2000.......        8,000         8,000
       Series F: 100,000 shares authorized; issued and outstanding 20,000
         Shares in 2001; liquidation value $200,000 in 2001....................          200            --
       Common stock, $.01 par value, 50,000,000 shares authorized; issued and outstanding 6,849,355 shares in 2001; and 6,974,355 shares in
         2000..................................................................       68,493        69,743
       Additional paid-in-capital..............................................    8,831,599     8,610,549
       Accumulated deficit.....................................................   (2,624,360)   (4,929,486)
                                                                                ------------  ------------
       Total stockholders' equity..............................................    6,284,536     3,759,410
                                                                                ------------  ------------
       Total liabilities and stockholders' equity.............................. $242,560,305  $247,548,113
                                                                                ============  ============

         See accompanying notes to consolidated financial statements.

                            THE THAXTON GROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                 Years Ended December 31, 2001, 2000, and 1999

                                                                      2001        2000         1999
                                                                   ----------- -----------  -----------
Interest and fee income........................................... $74,326,406 $65,614,280  $59,140,308
Interest expense..................................................  19,069,792  21,024,576   17,272,674
                                                                   ----------- -----------  -----------
Net interest income...............................................  55,256,614  44,589,704   41,867,634
Provision for credit losses.......................................  16,583,919  14,657,930   11,937,679
                                                                   ----------- -----------  -----------
Net interest income after provision for credit losses.............  38,672,695  29,931,774   29,929,955
Other income:
   Insurance premiums and commissions, net........................  18,553,690  17,763,558   12,805,434
   Other income...................................................   5,640,032   4,239,161    2,124,524
                                                                   ----------- -----------  -----------
       Total other income.........................................  24,193,722  22,002,719   14,929,958
                                                                   ----------- -----------  -----------
Operating expenses:
   Compensation and employee benefits.............................  29,917,431  28,391,768   23,549,805
   Telephone, computers...........................................   2,414,989   2,134,435    2,072,725
   Net occupancy..................................................   6,560,051   5,615,002    5,352,364
   Reinsurance claims expense.....................................   4,569,834   2,962,259    1,933,575
   Advertising....................................................   2,700,041   2,494,271    1,736,786
   Collection expense.............................................     639,153     245,644      312,894
   Travel.........................................................   1,228,631   1,201,653      960,865
   Professional fees..............................................     954,730     814,376      633,209
   Office expense.................................................   2,583,984   2,553,694    1,919,713
   Amortization expense...........................................   2,435,724   2,173,879    1,512,262
   Other..........................................................   3,732,226   3,194,152    2,330,443
                                                                   ----------- -----------  -----------
       Total operating expenses...................................  57,736,794  51,781,133   42,314,641
                                                                   ----------- -----------  -----------
Income from continuing operations before income tax expense.......   5,129,623     153,360    2,545,272
Income tax expense................................................   2,095,000     550,000    1,257,698
                                                                   ----------- -----------  -----------
Net income (loss) from continuing operations......................   3,034,623    (396,640)   1,287,574
Discontinued operations (Note 13)
Loss from operations of discontinued Paragon division(less benefit
  from income taxes of $1,226,000 in 2000 and $51,698 in 1999)....          --  (3,040,226)    (100,355)
Loss from operations of discontinued non-standard division (less benefit from income taxes of $193,000 in 2000 and $716,000 in
  1999)...........................................................          --    (374,683)  (1,542,409)
Net income(loss)..................................................   3,034,623  (3,811,549)    (355,190)
Dividends on preferred stock......................................     729,497     723,886      734,012
                                                                   ----------- -----------  -----------
Net income(loss) applicable to common shareholders................ $ 2,305,126 $(4,535,435) $(1,089,202)
                                                                   =========== ===========  ===========
Net income (loss) per common share--basic and diluted.............        0.34       (0.65)       (0.16)
   From continuing operations.....................................        0.34       (0.16)        0.09
   From discontinued operations...................................          --       (0.49)       (0.25)

         See accompanying notes to consolidated financial statements.

                            THE THAXTON GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 Years Ended December 31, 2001, 2000, and 1999

                                                                Additional                    Total
                                             Common   Preferred  Paid-in      Retained    Stockholders'
                                             Stock      Stock    Capital      Earnings       Equity
-                                            -------  --------- -----------  -----------  -------------
Balance at December 31, 1998................ $38,852   $10,813  $12,184,057  $   695,150   $12,928,872
Purchase and retirement of 132,859 shares of
  common stock..............................  (1,329)       --   (1,327,262)          --    (1,328,591)
Repurchase of 14,574 shares of Series A
  Preferred Stock...........................      --      (146)    (145,594)          --      (145,740)
Repurchase of 56,276 shares of Series D
  Preferred Stock...........................      --      (563)    (562,197)          --      (562,760)
Issuance of 3,223,000 shares of common stock
  for purchase of Thaxton Investment
  Corporation...............................  32,230        --      (32,230)          --            --
Dividends paid on preferred stock...........      --        --           --     (734,012)     (734,012)
Net loss....................................      --        --           --     (355,190)     (355,190)
                                             -------   -------  -----------  -----------   -----------
Balance at December 31, 1999................  69,753    10,104   10,116,774     (394,052)    9,802,579
Purchase and retirement of 974 shares of
  common stock..............................     (10)       --       (7,725)          --        (7,735)
Repurchase of 1,500 shares of Series A
  preferred stock...........................      --    (1,500)  (1,498,500)          --    (1,500,000)
Dividends paid on preferred stock...........      --        --           --     (723,885)     (723,885)
Net loss....................................      --        --           --   (3,811,549)   (3,811,549)
                                             -------   -------  -----------  -----------   -----------
Balance at December 31, 2000................  69,743     8,604    8,610,549   (4,929,486)    3,759,410
Cancelled 135,000 shares of common stock....  (1,350)                 1,350                         --
Issued 20,000 shares of Series F preferred
  stock.....................................               200      199,800                    200,000
Issued 10,000 shares of common stock for
  compensation..............................     100                 19,900                     20,000
Dividends paid on preferred stock...........                                    (729,497)     (729,497)
Net Income..................................      --        --           --    3,034,623     3,034,623
                                             -------   -------  -----------  -----------   -----------
Balance at December 31, 2001................ $68,493   $ 8,804  $ 8,831,599  $(2,624,360)  $ 6,284,536
                                             =======   =======  ===========  ===========   ===========


         See accompanying notes to consolidated financial statements.

                            THE THAXTON GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years Ended December 31, 2001, 2000, and 1999

                                                                      2001          2000          1999
                                                                  ------------  ------------  ------------
Cash flows from operating activities:
   Net income (loss)............................................. $  3,034,623  $ (3,811,549) $   (355,190)
   Adjustments to reconcile net income to net cash provided by operating activities:
     Provision for credit losses.................................   16,583,919    14,657,930    11,937,679
     Depreciation and amortization...............................    4,065,895     5,308,745     3,415,392
     Deferred taxes..............................................      645,000      (310,000)     (709,934)
     Increase in accounts receivable.............................     (329,951)     (840,916)   (4,325,344)
     Decrease in other assets....................................     (333,899)   (4,526,138)   (4,716,880)
     Increase (decrease) in accrued interest payable and other
       liabilities...............................................     (396,578)    5,320,368     6,381,914
                                                                  ------------  ------------  ------------
       Net cash provided by operating activities.................   23,269,009    15,798,440    11,627,637
                                                                  ------------  ------------  ------------
Cash flows from investing activities:
   Net increase in finance receivables...........................  (14,194,855)  (18,071,663)  (15,050,941)
   Capital expenditures for premises and equipment...............     (793,091)   (2,375,869)   (1,595,729)
   Proceeds from sale of Thaxton RBE.............................           --        75,000            --
   Cash paid for deposit with Voyager............................     (480,692)   (6,230,000)           --
   Acquisitions, net of acquired cash equivalents................     (104,820)  (11,963,358)  (42,424,498)
                                                                  ------------  ------------  ------------
       Net cash used by investing activities.....................  (15,573,458)  (38,565,890)  (59,071,168)
                                                                  ------------  ------------  ------------
Cash flows from financing activities:
   Notes payable to affiliates...................................           --      (491,072)     (287,918)
   Issuance (repurchase) of common stock.........................       20,000        (7,735)   (1,328,591)
   Dividends paid................................................     (729,497)     (723,886)     (734,012)
   Net increase(decrease) in notes payable.......................   (7,572,248)   25,936,592    51,757,792
   Proceeds from sale of Thaxton RBE stock by Thaxton RBE........           --     2,000,000            --
   Issuance (repurchase) of preferred stock......................      200,000    (1,500,000)     (708,500)
                                                                  ------------  ------------  ------------
       Net cash provided by (used in) financing activities.......   (8,081,745)   25,213,899    48,698,771
                                                                  ------------  ------------  ------------
Net increase (decrease) in cash..................................     (386,194)    2,446,449     1,255,240
Cash at beginning of period......................................    4,482,553     2,036,104       780,864
                                                                  ------------  ------------  ------------
Cash at end of period............................................ $  4,096,359  $  4,482,553  $  2,036,104
                                                                  ============  ============  ============
Supplemental disclosures of cash flow information:
   Cash paid during the period for:
     Interest....................................................   19,502,965    20,507,875    16,825,179
     Income taxes................................................      976,155       924,404         2,011
Total Non-cash Activities
Investing: Non-cash portion of acquisitions......................                               (2,584,260)
Financing: Portion of Acquisition financed by note to seller.....                                2,584,260

         See accompanying notes to consolidated financial statements.

                            THE THAXTON GROUP, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       December 31, 2001, 2000, and 1999

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The Thaxton Group, Inc. (the "Company") is incorporated under the laws of the state of South Carolina. The Company operates consumer finance branches in 11 states, primarily under the names of TICO Credit, Southern Finance, and Covington Credit. The Company also operates insurance agency branches in South and North Carolina. The Company is a diversified financial services company that is engaged primarily in consumer lending and consumer automobile sales financing to borrowers with limited credit histories, low incomes or past credit problems. The Company also offers insurance premium financing to such borrowers. A substantial amount of the Company's premium finance business has been derived from customers of the independent insurance agencies owned by Thaxton Insurance Group, Inc. ("Thaxton Insurance"), which was acquired by the Company in 1996. The Company provides reinsurance through wholly owned subsidiaries, TICO Reinsurance, Ltd. ("TRL"), Fitch National Reinsurance, Ltd., and Soco Reinsurance, Inc. Through a wholly owned subsidiary, Thaxton Commercial Lending, Inc., the Company makes factoring loans and collateralized commercial loans to small and medium sized businesses. All significant intercompany accounts and transactions have been eliminated in consolidation.

   The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

   The following is a description of the more significant accounting and reporting policies which the Company follows in preparing and presenting its financial statements.

   Interest and Fee Income: Interest income from finance receivables is recognized using the interest (actuarial) method on an accrual basis. Accrual of income on finance receivables continues until the receivable is either paid off in full or is charged-off. Fee income consists primarily of late fees which are credited to income when they become due from borrowers. Net deferred loan costs are amortized as an adjustment to yield over the life of the loan. For receivables which are renewed, interest income is recognized using a method similar to the interest method.

   Allowance for Credit Losses: Additions to the allowance for credit losses are based on management's evaluation of the finance receivables portfolio considering current economic conditions, overall portfolio quality, charge-off experience, and such other factors which, in management's judgment, deserve recognition in estimating credit losses. Loans are charged-off when, in the opinion of management, such loans are deemed to be uncollectible or six months has elapsed since the date of the last payment, whichever occurs first. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

   Non-file Insurance: Non-file insurance is written in lieu of recording and perfecting the Company's security interest in the assets pledged to secure certain loans. Non-file insurance premiums are collected from the borrower on certain loans at inception and renewal and are remitted directly to an unaffiliated insurance company. Certain losses related to such loans, which are not recoverable through life, accident and health, or property insurance claims, are reimbursed through non-file insurance claims subject to policy limitations. Any remaining losses are charged to the allowance for credit losses.

                            THE THAXTON GROUP, INC.

   Premises and Equipment: Premises and equipment are reported at cost less accumulated depreciation which is computed using the straight-line method for financial reporting and accelerated methods for tax purposes. For financial reporting purposes the Company depreciates furniture and equipment over 5 years, leasehold improvements over the remaining term of the related lease, and automobiles over 3 years. Maintenance and repairs are expensed as incurred and improvements are capitalized.

   Insurance: The Company remits a portion of credit life, accident and health, property and auto insurance premiums written in connection with certain loans to an unaffiliated insurance company at the time of origination. Any portion of the premiums remitted to this insurance company which are not required to cover their administrative fees or to pay reinsurance claims expense are returned to the Company through its reinsurance subsidiaries, and are included in insurance premiums and commissions in the accompanying consolidated statements of income. Unearned insurance premiums are accreted to income over the life of the related insurance contracts using a method similar to that used for the recognition of finance charges. Insurance commissions earned by Thaxton Insurance are recognized as services are performed in accordance with Thaxton Insurance's contractual obligations with the underwriters, but not before protection is placed with insurers.

   Employee Savings Plan: The Company offers a payroll deduction savings plan to all its employees. The Company pays interest monthly at an annual rate of 10% on the prior month's ending balance. Employees may withdraw savings on demand, subject to a subordination agreement with the Company's primary lender.

   Income Taxes: Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes (Statement 109), requires the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   Earnings Per Share: The Company adopted the provisions of SFAS 128, "Earning per Share" ("EPS") in 1997. The presentation of primary and fully diluted EPS has been replaced with basic and diluted EPS. Basic earnings per share are computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents calculated based upon the average market price. Common stock equivalents consist of preferred stock that is convertible to common stock.

   Intangible Assets: Intangible assets include goodwill, expiration lists, and covenants not to compete related to acquisitions made by the Company. Goodwill represents the excess of the cost over the fair value of net assets acquired at the date of acquisition. Goodwill is amortized on a straight-line basis, generally over a five to twenty year period. The expiration lists are amortized over their estimated useful lives, generally fifteen to twenty years, on a straight-line basis. Covenants not to compete are amortized according to the purchase contract over five to six years on a straight-line basis. Recoverability of recorded intangibles is periodically evaluated by using undiscounted cash flows.

   Fair Value of Financial Instruments: Substantially all financial assets of the Company are short term in nature. As such, the carrying values of these financial assets approximate their fair value. The Senior Notes payable of the Company are variable in rate, therefore fair value approximates carrying value. The Company's

                            THE THAXTON GROUP, INC.

subordinated notes payable are at payable at fixed rates, with terms up to sixty months in maturity. In evaluating the fair value of the subordinated notes it was calculated that the fair value approximated the carrying value. This was due to the majority being short term in nature.

   Repossessed Assets: Repossessed assets are recorded at their estimated fair value less costs to dispose. Any difference between the loan balance and the fair value of the collateral on the date of repossession is charged to the allowance for credit losses.

   Advertising: Advertising costs are expensed as incurred.

   Cash and Cash Equivalents: The Company considers cash on hand, cash due from banks, and interest-earning deposits, which are maintained in financial institutions as cash and cash equivalents.

   Deposit: The Company maintains a deposit with an AM Best rated "A" insurance carrier to serve as security for insurance reserves of its wholly owned credit insurance re-insurance subsidiaries. The deposit earns interest at the rate of 100 basis points above the 12-month Treasury Bill rate. The rate is fixed for 12 months, adjusted annually on November 1st.

   Other Comprehensive Income: Comprehensive income is the change in the Company's equity during the period from transactions and other events and circumstances from non-owner sources. Total comprehensive income is divided into net income and other comprehensive income. There were no items of other comprehensive income in 2001, 2000, or 1999.

   Loans/Impairment: Finance receivables are classified as nonaccrual, and the accrual of interest is discontinued, when the contractual payment of principal and interest has become 180 days past due or when, in management's judgment, principal or interest is not collectible in accordance with the terms of the obligation. Typically loans are charged off when they become 180 days past due. Cash receipts on non-accrual loans are applied to principal. Interest recognition resumes when the loan returns to performing status. The Company evaluates impairment of finance receivables on a collective basis by pools of homogenous loans.

   Reclassifications: Certain amounts in the 1999 and 2000 financial statements have been reclassified in order to conform to the 2001 presentation.

Impact of Recently Issued Accounting Standards

   Financial Accounting Standards Board Statement No. 144, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in August 2001 and supersedes Statement No. 121. Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of Statement No. 144 are effective for the financial statements issued for fiscal years beginning after December 15, 2001. The Company expects that adopting the provisions of this Statement will not have a material impact on the consolidated financial statements of the Company.

   In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial

                            THE THAXTON GROUP, INC.

statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of the 40-year maximum life required by SFAS No. 142. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. The Company adopted the provisions of SFAS No. 142 effective January 1, 2002.

(2) BUSINESS COMBINATIONS

  Consumer Finance

   On August 18, 2000, the Company acquired all of the stock of Quick Credit Corporation, a consumer finance company with 25 branch offices located in South Carolina. The purchase price was $12.75 million in cash. This acquisition was accounted for as a purchase and resulted in goodwill of approximately $3.8 million which is being amortized over 15 years.

   On February 1, 1999, the Company's CEO and majority shareholder purchased approximately 144 consumer finance offices from FirstPlus Consumer Finance, Inc., and operated those offices in Thaxton Investment Corporation ("TIC"), a corporation set up for that purpose. The purchase price paid was $49.4 million, including a cash payment of $46.5 million, with the balance in notes and amounts payable to FirstPlus. The note payable arising from the purchase was paid in full prior to December 31, 1999. This acquisition, which was accounted for as a purchase, resulted in goodwill in the amount of $29.5 million, which is being amortized over 20 years. At the time of the acquisition, Thaxton Investment Corp. was a private corporation, with Mr. Thaxton as the sole shareholder. TIC operated independently from the Company from February 1, 1999 through November 8, 1999. On November 8th, the Company acquired TIC in exchange for 3,223,000 shares of the Company's common stock. Because TIC and the Company had been under common ownership and control since February, 1999, the Company's acquisition of TIC was accounted for at historical cost in a manner similar to pooling of interests accounting.

  Insurance Agency

   On March 1, 1999, the Company acquired all of the assets of four insurance agencies, operating from nine branch locations, in Colorado and Arizona, for a total purchase price of approximately $1.6 million. The purchase was allocated to the assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The excess of the purchase price over the fair value of net assets acquired of $1,488,000 has been recorded as goodwill and is being amortized on a straight line basis over 20 years.

   On July 1, 1999, the Company acquired all of the stock of U. S. Financial Group Agency, Inc., ("USFG"), an insurance general agency located in Virginia. The purchase price of $1.1 million included a cash payment of $300,000, and the balance due in a 6% note payable maturing in July 2001. This acquisition resulted in $1 million of goodwill and other intangible assets being recorded, which are being amortized over 20 years.

   On October 1, 1999, the Company acquired the assets of a business operating as American United Insurance Agency. The purchase price of $1.5 million included a cash payment of $900,000, and $600,000 of 8% notes maturing in December 2000. The acquisition resulted in $1.4 million of goodwill and other intangible assets being recorded, which are being amortized over 20 years.

   The insurance agencies discussed above were sold during the year ended December 31, 2000. See Note 13.

                            THE THAXTON GROUP, INC.

(3) FINANCE RECEIVABLES

   Finance receivables consist of the following at December 31, 2001 and 2000:

                                                    2001          2000
                                                ------------  ------------
     Automobile sales contracts................ $ 23,121,113  $ 31,196,711
     Direct loans..............................  176,573,429   163,337,432
     Mortgage loans............................   29,058,598    29,908,119
     Premium finance contracts.................    8,618,497     7,527,689
     Commercial loans..........................    3,161,875     3,935,945
                                                ------------  ------------
            Total finance receivables..........  240,533,512   235,905,896
     Unearned interest.........................  (36,703,784)  (36,841,017)
     Unearned insurance premiums, net..........   (1,798,520)   (1,966,062)
     Insurance loss reserve....................   (9,022,167)   (7,493,658)
     Dealer holdback and bulk purchase discount   (2,036,818)   (2,406,165)
     Allowance for credit losses...............  (12,012,169)  (11,630,555)
     Deferred loan cost, net...................    2,294,976     2,375,207
                                                ------------  ------------
            Finance receivables, net........... $181,255,030  $177,943,646
                                                ============  ============

   Consumer loans include bulk purchases of receivables, auto dealer receivables under holdback arrangements, and small consumer loan receivables. With bulk purchase arrangements, the Company typically purchases a group of receivables from an auto dealer or other retailer at a discount to par based on management's review and assessment of the portfolio to be purchased. This discount amount is then maintained in an unearned income account to which losses on these loans are charged. To the extent that losses from a bulk purchase exceed the purchase discount, the allowance for credit losses will be charged. To the extent losses experienced are less than the purchase discount, the remaining discount is accreted into income. With holdback arrangements, an automobile dealer or other retailer will assign receivables to us on a loan-by-loan basis, typically at par. We will withhold a certain percentage of the proceeds, generally 5% to 10%, as a dealer reserve to be used to cover any losses which occur on these loans. The agreements are structured such that all or a portion of these holdback amounts can be reclaimed by the dealer based on the performance of the receivables. To the extent that losses from these holdback receivables exceed the total remaining holdback amount for a particular dealer, the allowance for credit losses will be charged. The amount of bulk purchase and holdback receivables, net of unearned interest and insurance, and the related holdback and discount amount outstanding were approximately $11,450,000 and $429,000, respectively, at December 31, 2001, and $18,204,000 and $819,000, respectively, at December 31, 2000.

   At December 31, 2001, there were no significant concentrations of receivables in any type of property or to any one borrower. These receivables are pledged as collateral for a line of credit agreement (see Note 7).

                            THE THAXTON GROUP, INC.

   Changes in the allowance for credit losses for the years ended December 31, 2001, 2000, and 1999 are as follows:

                                           2001          2000          1999
                                       ------------  ------------  ------------
Beginning balance..................... $ 11,630,555  $ 10,661,339  $  4,710,829
Valuation allowance for acquired loans           --       838,017     6,276,309
Provision for credit losses...........   16,583,919    14,657,930    11,937,679
Charge-offs...........................  (18,024,265)  (16,052,319)  (13,461,390)
Recoveries............................    1,821,960     1,525,588     1,197,912
                                       ------------  ------------  ------------
Net charge-offs.......................  (16,202,305)  (14,526,731)  (12,263,478)
                                       ------------  ------------  ------------
Ending balance........................ $ 12,012,169  $ 11,630,555  $ 10,661,339
                                       ============  ============  ============

   Our loan portfolio primarily consists of short term fixed rate loans, the majority of which are originated or renewed during the current year. Accordingly, we estimate that fair value of the finance receivables is not materially different from carrying value.

(4) PREMISES AND EQUIPMENT

   A summary of premises and equipment at December 31, 2001 and 2000 follows:

                                                   2001        2000
                                                ----------- -----------
         Leasehold improvements................ $ 2,289,105 $ 2,159,214
         Furniture and fixtures................   3,054,216   2,721,965
         Equipment and automobiles.............   7,680,873   7,658,183
                                                ----------- -----------
                Total cost.....................  13,024,194  12,539,362
         Accumulated depreciation..............   8,777,378   7,527,506
                                                ----------- -----------
                Net premises and equipment..... $ 4,246,816 $ 5,011,856
                                                =========== ===========

   Depreciation expense was approximately $1,630,000 in 2001, and $1,538,000 and $1,374,000 in 2000 and 1999, respectively.

(5) INTANGIBLE ASSETS

   Intangible assets consist of the following at December 31, 2001 and 2000:

                                                 2001        2000
                                              ----------- -----------
           Covenants not to compete.......... $        -- $   102,022
           Goodwill and purchase premium.....  37,683,318  37,578,496
           Insurance expirations.............   1,890,301   1,890,301
                                              ----------- -----------
                  Total cost.................  39,573,619  39,570,819
           Less accumulated amortization.....   7,091,965   4,758,261
                                              ----------- -----------
                  Intangible assets, net..... $32,481,654 $34,812,558
                                              =========== ===========

   Company acquired the majority of the intangibles in connection with our acquisition of FirstPlus Consumer Finance. Amortization expense was approximately $2,436,000 in 2001, and $2,174,000 and $1,512,000 in 2000 and
1999, respectively.

                            THE THAXTON GROUP, INC.

(6) LEASES

   The Company conducts all of its operations from leased facilities. It is expected that in the normal course of business, leases that expire will be renewed at our option or replaced by other leases or acquisitions of other properties. Total rental expense was approximately $3,411,000 in 2001, $3,100,000 in 2000 and $2,193,000 in 1999. The future minimum lease payments under noncancelable operating leases as of December 31, 2001, are as follows:

                  2002............................ $2,703,503
                  2003............................  1,845,666
                  2004............................  1,118,806
                  2005............................    601,217
                  2006............................    363,965
                  Thereafter......................  1,182,047
                                                   ----------
                     Total minimum lease payments. $7,815,204
                                                   ==========

   Related parties own six of the office buildings in which the Company conducts business. These premises are leased to the Company for a total monthly rental of approximately $3,500.

(7) NOTES PAYABLE AND NOTES PAYABLE TO AFFILIATES

   At December 31, 2001 and 2000, notes payable consist of the following:

                                                                                    2001         2000
-                                                                               ------------ ------------
Senior Notes Payable/Lines of Credit........................................... $151,234,760 $178,278,386
Subordinated Notes payable to individuals with varying maturity dates and rates
  ranging from 5 1/4% to 12%...................................................   71,542,844   51,721,405
Other subordinated notes payable to companies with varying maturity dates and
  rates ranging from 4 1/4% to 10%.............................................    2,255,562    2,605,623
                                                                                ------------ ------------
       Total notes payable..................................................... $225,033,166 $232,605,414
                                                                                ============ ============

   A schedule of maturities of long-term debt is as follows:

                     Year Ending December 31,    Amount
                     ------------------------ ------------
                             2002............ $ 23,185,043
                             2003............   43,644,842
                             2004............   30,332,639
                             2005............   33,368,214
                             2006............   94,492,428
                            Thereafter.......       10,000
                                              ------------
                              Total.......... $225,033,166
                                              ============

   Our credit facility with FINOVA, as amended on December 31, 2001, comprises a term loan with a balance of $19.8 million outstanding, and a revolving credit line used to finance consumer receivables. Maximum borrowings under the revolving credit line as of December 31, 2001 are limited to the lesser of $157 million, or 85% of eligible consumer finance receivables as defined by the agreement. Our maximum borrowing amount decreases on a quarterly basis beginning March 31, 2002 and decreases $22 million in 2002, $16.5 million in

                            THE THAXTON GROUP, INC.

2003, $18 million in 2004, $18 million in 2005 and $9 million in 2006. James D. Thaxton is the guarantor for both the term loan and the revolving loan.

   Advances under the term loan accrue interest at the prime rate + 2%. Advances under the revolving credit line accrue interest at the prime rate + 1%. The prime rate is the prime rate published by Citibank, N.A., or other money center bank as FINOVA may select. The credit facility matures in 2006. The interest rates are adjusted monthly to reflect fluctuations in the designated prime rate. Accrued interest on borrowings is payable monthly.

   The term loan is payable in twenty-three equal monthly principal and interest payments, which began on April 15, 2001, in the amount of $600,000, with the remaining principal balance due one month thereafter.

   Under the revolving credit facility, principal is due in full on the maturity date and can be prepaid without penalty. Substantially all of our and our subsidiaries' assets secure the revolving credit facility, which require us to comply with restrictive covenants, including financial condition covenants. As of December 31, 2001, the Company met all such requirements.

   As of February 28, 2002, an additional $12.1 million was available under the terms of the revolving credit line to borrow against existing collateral, with $45.0 million of total potential capacity available for borrowing against qualified finance receivables generated in future periods. As of February 28, 2002, the interest rates for borrowings were 5.75% for the revolving credit line, and 6.75% for the term loan.

   In connection with the FirstPlus acquisition, the Company assumed $2.2 million of subordinated notes issued by Voyager Insurance Co. In November 1999, those notes were cancelled and re-issued in the name of the Company. The Company is confident that it has adequate availability under it primary credit facility to borrow adequate funds to liquidate this note, if required.

   We began selling subordinated notes to residents of South Carolina pursuant to a registered intrastate offering in May 1997. In February 1998, we terminated our intrastate offering and expanded the offering of subordinated notes to several states by registering $50 million of subordinated notes with the Securities and Exchange Commission ("SEC"). In May 2001, we registered an additional $75 million offering of subordinated notes with the SEC. The notes are sold primarily to individual investors. The maturity terms range from daily (demand) notes to sixty-month notes. Interest rates vary based on the principal amounts and maturity dates of the notes. Notes currently being offered carry interest rates ranging from 5.25% to 8.0%. The notes are unsecured and issued under an indenture which we entered into with The Bank of New York as trustee, in February 1998. The terms of the indenture do not require us to comply with any financial covenants nor do they impose any material restrictions on the operations of our business.

   As of December 31, 2001, we had $65.0 million of these registered subordinated notes outstanding and $6.5 million notes registered in predecessor state registrations. To date, we have used the proceeds from the sale of these notes to reduce, on a temporary basis, the amount of our revolving credit facility with FINOVA. We intend to continue this note program by seeking to register additional offerings of subordinated notes with the SEC. The sale of subordinated notes is an important aspect of the financing of our business. It enables us to reduce our overall borrowing costs, particularly during periods of increasing interest rates. In addition, it allows us to hedge the interest rate risk inherent in our variable rate senior credit facility, and to diversify our sources of borrowed funds.

   We plan to continue to reduce borrowings under our senior credit facility and replace those borrowings with increasing levels of subordinated notes.

   For the fiscal year ending December 31, 2002, we anticipate that our cash flow from operations, borrowings under our senior facility and the proceeds from the sale of subordinated notes will be more than adequate to meet

                            THE THAXTON GROUP, INC.

our needs for cash to fund anticipated growth in our finance receivables, operating expenses, repayment of indebtedness and planned capital expenditures, estimated at approximately $25 million for 2002.

(8) BENEFITS

   During 1995 the Board of Directors of the Company also adopted the Thaxton Group, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan"), under which 100,000 shares of common stock are available for purchase by substantially all employees. The Stock Purchase Plan enables eligible employees of the Company, through payroll deductions, to purchase at twelve-month intervals specified in the Stock Purchase Plan, shares of common stock at a 15% discount from the lower of the fair market value of the common stock on the first day or the last day of the year. The Stock Purchase Plan allows for employee contributions up to 3% of the participant's annual compensation and limits the aggregate fair value of common stock that may be purchased by a participant during any calendar year to $25,000. As of December 31, 1998, 4,377 shares were purchased under this Stock Purchase Plan. The Board of Directors canceled this plan in January 1999.

   An ongoing benefit to the employees is the Employee Savings Plan. This plan allows employees to contribute and earn a rate of 10%, the balances as of 2001, 2000, and 1999 were approximately $1,084,000, $628,000 and $1,329,000, respectively.

(9) INCOME TAXES

   Income tax expense attributable to continuing operations consists of the following:

                                Current   Deferred     Total
                               ---------- ---------  ----------
                2001   Federal $1,390,000 $ 645,000  $2,035,000
                       State..     60,000        --      60,000
                               ---------- ---------  ----------
                               $1,450,000 $ 645,000  $2,095,000
                               ========== =========  ==========
                2000   Federal $  640,000 $(310,000) $  330,000
                       State..    220,000        --     220,000
                               ---------- ---------  ----------
                               $  860,000 $(310,000) $  550,000
                               ========== =========  ==========
                1999   Federal $1,010,133 $(709,934) $  300,199
                       State..    189,801        --     189,801
                               ---------- ---------  ----------
                               $1,199,934 $(709,934) $  490,000
                               ========== =========  ==========

   A reconciliation of the Company's income tax provision and the amount computed by applying the statutory federal income tax rate of 34% to income before income taxes is as follows:

                                                              2001       2000      1999
                                                           ----------  --------  --------
Statutory rate applied to income before income tax expense $1,750,000  $ 52,000  $ 45,802
Increase (decrease) in income taxes resulting from:
   Goodwill amortization..................................    310,000   468,000   427,760
   State taxes, less related federal benefit..............     71,000     7,000     4,120
   Valuation allowance adjustment.........................    (69,000)  (17,000)   38,321
   Other..................................................     33,000    40,000   (26,003)
                                                           ----------  --------  --------
Income taxes.............................................. $2,095,000  $550,000  $490,000
                                                           ==========  ========  ========

                            THE THAXTON GROUP, INC.

   The effective tax rate attributable to continuing operations was 41%, 358%, and 49% for the years ended December 31, 2001, 2000 and 1999, respectively. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2001, 2000, and 1999 are presented below:

                                                  2001         2000         1999
                                               -----------  -----------  ----------
Deferred tax assets:
   Loan loss reserves......................... $ 3,620,000  $ 3,968,000  $3,091,466
   Federal net operating loss carryforwards...          --      969,000     898,103
   State net operating loss carryforwards.....          --       69,000      86,427
   Other......................................     155,000      405,000      27,767
                                               -----------  -----------  ----------
       Total gross deferred tax asset.........   3,775,000    5,411,000   4,103,763
Less valuation allowance......................          --       69,000      86,427
                                               -----------  -----------  ----------
Net deferred tax assets.......................   3,775,000    5,432,000   4,017,336
                                               -----------  -----------  ----------
Deferred tax liabilities:
   Prepaid insurance..........................          --      (67,000)    (66,926)
   Depreciable basis of fixed assets..........    (245,000)    (147,000)   (165,323)
   Deferred loan costs........................    (566,000)    (666,000)   (381,670)
   Intangible assets..........................    (172,000)    (226,000)   (251,355)
   Other......................................     (40,000)     (45,000)    (65,007)
                                               -----------  -----------  ----------
       Total gross deferred tax liability.....  (1,023,000)  (1,151,000)   (930,281)
                                               -----------  -----------  ----------
Net deferred tax asset........................ $ 2,752,000  $ 4,191,000  $3,087,055
                                               ===========  ===========  ==========

   The change in the valuation allowance for 2001 was a decrease of $69,000 and in 2000 was a decrease of $17,427 and in 1999 a decrease of $77,203. The valuation allowance relates to certain state net operating loss carryforwards. It is management's opinion that realization of the net deferred tax asset, net of valuation allowance, is more likely than not based upon the Company's history of taxable income and estimates of future taxable income. The company's income tax returns for 1997 and subsequent years are subject to review by taxing authorities.

(10) PREFERRED STOCK

   The Company issued three series of preferred stock during 1997 and two additional series of preferred stock in 1998. 400,000 shares of 7.5% cumulative redeemable convertible Series A preferred stock were authorized, and 178,014 were issued in a December 1997 public offering to existing shareholders. The terms of the offering included the conversion of one share of common stock plus $10 for two shares of Series A preferred stock. For a five year conversion period commencing January 1, 1998, each share of preferred stock can be converted into one share of common stock. The Company may redeem all or a portion of the outstanding shares of Series A stock at any time after December 31, 1999. The Company repurchased and retired 14,574 shares of Series A Preferred Stock in December 1999 at $15 per share, and 150,000 shares at $10 per share during 2000 and no shares during 2001.

   In December 1997, the Company, through a private placement, issued 27,076 shares of 7.5% cumulative redeemable convertible Series B preferred stock. The terms of this transaction involved the exchange of one share of common stock for one share of preferred stock. In July 1998, the Company, through a private placement, exchanged all of the 27,076 shares of outstanding Series B Preferred stock, plus 29,200 shares of common stock,

                            THE THAXTON GROUP, INC.

for 56,276 shares of Cumulative Series D preferred stock. The Series D preferred stock pays annual dividends of $ .80 per share, and is redeemable at any time by the company at $10 per share. In January 1999, all of the shares of Series D Preferred Stock were repurchased by the Company, and retired.

   In December 1997, the Company converted a $500,000 subordinated note held by one corporate investor into 50,000 shares of Series C cumulative redeemable convertible preferred stock. The annual dividends attributable to this series were $1 per share through December 31, 2000, and $1.80 per share, per annum, thereafter. Each share of preferred stock can be converted into one share of common stock after January 1, 1998. The Company may redeem all or a portion of the outstanding shares of Series C stock at any time after December 31, 2000, for $10 per share.

   In December 1998, the Company, through a private placement, issued 800,000 shares of Cumulative Series E preferred stock for $10 per share. The stock pays a variable rate dividend rate of prime plus 1% through October 31, 2003 and prime plus 6% thereafter. The stock is redeemable by the Company at any time at a price of $10 per share.

   In March 2001, the Company, through a private placement, issued 20,000 shares of Cumulative Series F preferred stock for $10 per share, to C.L. Thaxton, a director of the Company. The stock pays a dividend rate of 10% and is redeemable by the Company at any time at a price of $10 per share.

(11) EARNINGS PER SHARE INFORMATION

   The following is a summary of the earnings per share calculation for the years ended December 31, 2001, 2000, and 1999:

                                                                         2001       2000         1999
                                                                      ---------- -----------  ----------
Basic & Diluted
Net income (loss) from continuing operations......................... $3,034,623 $  (396,640) $1,287,574
   Less: Dividends on preferred stock................................    729,497     723,886     734,012
                                                                      ---------- -----------  ----------
Net income (loss) applicable to common shareholders (numerator)......  2,305,126  (1,120,526)    553,562
Average common shares outstanding (denominator)......................  6,875,893   6,974,508   6,494,438
Income (loss) per share from continuing operations--basic and diluted $     0.34 $     (0.16) $     0.09
                                                                      ========== ===========  ==========

   The earnings per share calculation does not include 10,440 shares of Preferred Series A and 50,000 shares of Preferred Series C stock, which are convertible to common shares, because the effect is anti-dilutive.

(12) BUSINESS SEGMENTS

   For the years ended December 31, 2000 and 1999 the Company previously reported its results of operations in four primary segments; consumer finance, mortgage banking, insurance agency, and insurance non-standard risk bearing. Due to the discontinuation of the mortgage bank and non-standard risk bearing insurance businesses we now have two primary segments. The consumer finance segment provides financing to consumers with limited credit histories, low incomes or past credit problems. Revenues in the consumer finance business are derived primarily from interest and fees on loans, and the sale of credit related insurance products to its customers. The Company's mortgage banking operations were conducted through Paragon, a wholly-owned subsidiary acquired in November 1998. Paragon originated, closed, and funded predominantly B and C credit quality mortgage loans, which were warehoused until they can be packaged and sold to long term investors. Paragon received fee income from originating mortgages and the loans were generally sold at a premium to the

                            THE THAXTON GROUP, INC.

permanent investor. This business has been discontinued. The Company's insurance operations consist of selling, on an agency basis, various lines of automobile, property and casualty, life and accident and health insurance. Revenue is generated through fees paid by the insurance for which business is placed. Insurance non-standard risk bearing consisted of selling non-standard automobile insurance, through agencies, where the Company retained a portion of the insurance risk, this business has also been discontinued.

   The following tables summarize certain financial information concerning the Company's reportable operating segments for the years ended December 31, 2001, 2000, and 1999:

                                          Consumer
2001                                      Finance    Insurance     Other       Total
----                                    ------------ ----------  ---------- ------------
Income Statement Data
Total revenue.......................... $ 93,669,290 $3,819,716  $1,031,122 $ 98,520,128
Net interest income....................   55,201,218   (668,380)    723,776   55,256,614
Provision for credit losses............   16,428,712     25,777     129,430   16,583,919
Noninterest income.....................   20,374,036  3,819,686          --   24,193,722
Insurance premiums and commissions, net   15,291,211  3,262,479          --   18,553,690
Noninterest expenses...................   53,309,207  3,933,597     493,990   57,736,794
Depreciation and amortization..........    3,724,681    323,770      17,444    4,065,895
Net income (loss)......................    3,501,713   (533,325)     66,235    3,034,623

Balance Sheet Data
Total assets...........................  237,387,631  2,211,886   2,960,788  242,560,305
Loans, net.............................  178,270,562         --   2,984,468  181,255,030
Allow. for credit losses...............   11,834,762         --     177,407   12,012,169
Intangibles............................   31,184,955  1,296,699          --   32,481,654

                                                                                Insurance     Mortgage
                                                                   Total           RBE         Banking
                                Consumer                         Continuing   (Discontinued (Discontinued
2000                            Finance     Insurance    Other   Operations    Operations)   Operations)     Total
----                          ------------  ---------  --------- -----------  ------------- ------------- -----------
Income Statement Data
Total revenue................ $ 82,271,590  4,284,716  1,060,693  87,616,999    1,875,013     5,733,973    95,225,985
Net interest income..........   44,760,229   (841,657)   671,132  44,589,704      (91,038)       87,853    44,586,519
Provision for credit losses..   14,517,240         --    140,690  14,657,930        3,265     1,278,938    15,940,133
Noninterest income...........   17,718,003  4,284,716         --  22,002,719    1,875,013     4,424,051    28,301,783
Insurance premiums and
 commissions, net............   14,044,802  3,718,756         --  17,763,558    1,836,695            --    19,600,253
Noninterest expenses.........   46,444,164  4,885,507    451,462  51,781,133    2,478,255     8,778,129    63,037,517
Depreciation and amortization    3,331,621    360,225     19,619   3,711,465      148,726     1,448,554     5,308,745
Net income (loss)............      (83,428)  (365,339)    52,127    (396,640)    (374,682)   (3,040,226)   (3,811,549)

Balance Sheet Data
Total assets.................  232,693,388  4,087,249  3,786,310 240,566,947           --     6,981,166   247,548,113
Loans, net...................  174,132,701         --  3,810,945 177,943,646           --     5,558,974   183,502,620
Allowance for credit losses..   11,505,555         --    125,000  11,630,555           --     1,278,938    12,909,493
Intangibles..................   33,346,575  1,465,983         --  34,812,558           --            --    34,812,558

                            THE THAXTON GROUP, INC.

                                                                               Insurance     Mortgage
                                                                   Total          RBE         Banking
                                Consumer                         Continuing  (Discontinued (Discontinued
1999                            Finance    Insurance    Other    Operations   Operations)   Operations)     Total
----                          ------------ ---------  ---------  ----------- ------------- ------------- -----------
Income Statement Data
Total revenue................ $ 69,402,195 4,035,734    632,337   74,070,266   5,661,959     8,663,736    88,395,961
Net interest income..........   41,690,365  (235,236)   412,505   41,867,634      97,314       284,236    42,249,184
Provision for credit losses..   11,923,527        --     14,152   11,937,679          --            --    11,937,679
Noninterest income...........   11,212,957 3,717,300       (299)  14,929,958   5,107,965     7,411,921    27,449,844
Insurance premiums and
 commissions, net............    9,830,839 2,974,595         --   12,805,434   3,850,792            --    16,656,226
Noninterest expenses.........   38,598,582 3,289,358    426,701   42,314,641   7,920,837     7,724,933    57,960,411
Depreciation and amortization    2,257,937   366,927     15,807    2,640,671     631,660       143,062     3,415,393
Net income (loss)............    1,119,640   132,358     35,576    1,287,574  (1,542,409)     (100,355)     (355,190)

Balance Sheet Data
Total assets.................  197,377,942 8,865,785  3,928,911  210,172,638   8,984,793    13,481,351   232,638,782
Loans, net...................  156,863,386        --  3,440,166  160,303,552          --    11,400,639   171,704,191
Allowance for credit losses..   10,661,339        --         --   10,661,339          --            --    10,661,339
Intangibles..................   29,655,279 1,707,559         --   31,362,838   6,780,230     1,367,965    39,511,033

(13)  DISCONTINUED OPERATIONS

   At the end of 1998, and throughout 1999, the Company made a series of acquisitions of agencies in Arizona, New Mexico, Nevada, Colorado and North Carolina, as well as a general insurance agency in Virginia. At the same time, the Company entered into a contract with American Bankers Insurance Group, Inc. ("ABIG"), where the Company would sell ABIG non-standard insurance policies in these locations, but Thaxton Group would contractually retain the underwriting risk, and retain any profit or loss from operations. This business ultimately contained 30 non-standard automobile agency office locations, plus two insurance general agencies (located in Virginia and South Carolina).

   On March 1, 2000, the Company transferred all of the assets and liabilities of these agency operations into a newly formed company named Thaxton RBE, Inc. ("Thaxton RBE"). The total amount of the assets transferred approximate $8 million, the majority of which were intangible. The purpose of the transfer was to raise additional capital for Thaxton RBE, as it operations were in their initial stages. As such, immediately subsequent to the formation and asset transfer, Thaxton Life Partners, Inc. invested $2,000,000 in the capital stock of RBE and obtained a 90% interest in that company as a result of the investment. Thaxton Life Partners, Inc., is a company owned by James D. Thaxton (Chairman and majority shareholder of Thaxton Group, Inc.); C. L. Thaxton, Sr. (Director of Thaxton Group, Inc.); and other Thaxton family members. As a result of those transactions, Thaxton Group, Inc. had a net receivable from Thaxton RBE in the amount of $5 million at March 31, 2000.

   During the third quarter of 2000, Thaxton Group made the decision to discontinue operations and dispose of its interest and investment in Thaxton RBE as soon as suitable financing for Thaxton RBE could be obtained. On August 31, 2000, Thaxton Life Partners was able to arrange financing for Thaxton RBE independent of Thaxton Group, Inc., and Thaxton Life Partners purchased the remaining 10% interest in RBE from Thaxton Group. At the time of the sale, all amounts owed Thaxton Group were paid in full. Thaxton Group has recognized no gain or loss on the disposition of Thaxton RBE. The transaction has been accounted for in accordance with Accounting Principles Board Opinion #30, ("APB 30"), "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."

                            THE THAXTON GROUP, INC.

   In December 2000, the Board of Directors adopted a plan to discontinue operations in the Mortgage Banking market place. Paragon ceased operations in December of 2000, and its assets have been sold. The Company recorded a loss, net of income tax benefit, from operations of Paragon of $100,355 for the year ended December 31, 1999 and a loss of $3,040,226 for the year month ended December 31, 2000.

   The components of the assets and liabilities of discontinued operations in the consolidated balance sheets as of December 31, 2001, 2000, and 1999 are as follows:

                                                      Paragon          Insurance RBE
                                             ------------------------- -------------
                                             December 31, December 31, December 31,
                                                 2000         1999         1999
                                             ------------ ------------ -------------
(1) Assets
   Accounts receivable...................... $     8,526  $    34,424   $    1,484
   Loans held for Sale......................   6,837,912   11,400,639           --
   Allowance for credit losses..............  (1,278,938)          --           --
   Premises and equipment, net..............      72,040      311,627    1,514,869
   Intangibles, net.........................          --    1,367,965    6,780,230
   Other assets.............................   1,341,626      366,696      688,210
                                             -----------  -----------   ----------
Total assets of discontinued operations..... $ 6,981,166  $13,481,351   $8,984,793
                                             ===========  ===========   ==========
Liabilities
   Subordinated notes payable...............          --           --    1,676,091
   Accounts payable.........................       2,762       88,699      552,028
   Other liabilities........................     373,881           --      103,828
                                             -----------  -----------   ----------
Total liabilities of discontinued operations $   376,643       88,699    2,331,947
                                             ===========  ===========   ==========

                                                      Paragon          Insurance RBE
                                             ------------------------- -------------
                                                 2000         1999         1999
                                             ------------ ------------ -------------
(2) Premises and Equipment
   Leasehold improvements................... $     7,000  $     7,420   $   81,868
   Furniture and fixtures...................     126,368      194,101      254,389
   Equipment and automobiles................      73,704      169,569    1,532,413
                                             -----------  -----------   ----------
       Total cost...........................     207,072      371,090    1,868,670
   Accumulated depreciation.................     135,032       59,463      353,801
                                             -----------  -----------   ----------
       Net premises and equipment........... $    72,040  $   311,627   $1,514,869
                                             ===========  ===========   ==========

                                                      Paragon          Insurance RBE
                                             ------------------------- -------------
                                                 2000         1999         1999
                                             ------------ ------------ -------------
(3) Intangibles
   Covenants not to compete................. $        --  $        --   $  165,423
   Goodwill and purchase premium............   1,410,731    1,410,731    4,657,611
   Insurance expirations....................          --           --    2,746,287
                                             -----------  -----------   ----------
       Total cost...........................          --    1,410,731    7,569,321
   Less accumulated amortization............   1,410,731       42,766      789,091
                                             -----------  -----------   ----------
       Intangible assets, net............... $        --  $ 1,367,965   $6,780,230
                                             ===========  ===========   ==========

   In 2000 Paragon wrote down the entire amount of goodwill due to its impairment. Paragon had a loss from operations of $771,649 net of an income tax benefit of $397,517 in 2000. Paragon's loss on disposal during the phase out period was $2,268,577 net of an income tax benefit of $828,483 in 2000. There was no gain or loss on the disposal of RBE.

                            THE THAXTON GROUP, INC.

(14)  RELATED PARTY TRANSACTIONS

   As discussed in Note 13, Thaxton Life Partners, Inc., a related party, invested $2,000,000 in the capital stock of RBE and obtained a 90% interest in RBE as a result of the investment. The acquisition of the 90% interest in RBE by Thaxton Life Partners was funded primarily through the Company's repurchase of 150,000 shares of Series A Preferred stock from certain members of Thaxton Life Partners. The proceeds received from the Company from the repurchase of the Series A Preferred stock were used by Thaxton Life Partners to obtain the 90% interest in RBE. On August 31, 2000, Thaxton Life Partners purchased the remaining 10% interest in RBE from the Company. The Company recognized no gain or loss on the disposal of RBE. As the Thaxton Group, Inc. and RBE are under common ownership, there are various activities and transactions that occur between the two entities to take advantage of economies of scale.

   After the sale of the capital stock of RBE, the Company continued to perform certain back-office and management roles, such as the accounting, human resources, and information systems management functions, which were outsourced by RBE to the Company during 2001. The Company billed RBE for these services performed based on the amount of time spent by the Company's personnel performing the services for RBE. During the year ended December 31, 2001, the Company billed RBE approximately $1,050,000 for such services performed. Furthermore, RBE and the Company continued to share common office space after the disposition. As a result of these arrangements, the Company had a receivable from RBE for approximately $51,000 and a payable to RBE of approximately $250,000 at December 31, 2001.

   The Company has also structured an arrangement with RBE whereby TICO Premium Finance, the Company's insurance premium finance subsidiary, will originate loans to certain RBE customers to finance their insurance policies underwritten by RBE. In connection with this process, TICO Premium Finance agrees to accept a down payment on the loan which is smaller than TICO Premium Finance typically receives from borrowers when the insurance policy is underwritten by third party insurance companies. In turn, TICO Premium Finance is reimbursed by RBE for any losses on such loans originated to customers of RBE. By requiring a lower down payment, RBE is able to generate a higher volume of business than it would be able to if down payments typically received in the industry were required by TICO Premium Finance. At 12/31/01, there were approximately $3.1 million in outstanding premium finance receivables recorded by TICO Premium Finance that relate to insurance policies underwritten by RBE. In addition, for the year ended December 31, 2001, there were approximately $584,000 of reimbursements from RBE to TICO Premium Finance for losses incurred by TICO Premium Finance. TICO Premium Finance had a receivable from RBE of approximately $62,000 at 12/31/01 for additional reimbursements for losses incurred.

   Thaxton Insurance Group agencies, the Company's standard insurance operations, are acting as agents for non-standard policies underwritten by Thaxton RBE. Thaxton Insurance Group acts as agent for certain RBE customers and recognizes commissions on policies that are underwritten by RBE. During the year ended December 31, 2001 there was approximately $51,000 of insurance commissions recognized by Thaxton Insurance Group on non-standard insurance policies that were issued through Thaxton Insurance Group as agent.

   The employees of RBE are covered under the self-insured health insurance plan of the Company. In addition, the Company purchased general liability insurance during 2001 that covers both the employees of Thaxton Insurance Group and RBE.

   The employees of RBE are eligible to participate in the Employee Savings Plan benefit offered by the Company.

================================================================================

No officer, employee or other person has been authorized to give any information or make any representations not contained in this prospectus in connection with the offering of notes covered by this prospectus. If given or made, such information or representations must not be relied on as having been authorized by Thaxton Group. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the information set forth in this prospectus or in the affairs of Thaxton Group.

                               -----------------

                               TABLE OF CONTENTS

                                                          Page
                                                          ----
                  Prospectus Summary.....................   4
                  Risk Factors...........................   9
                  Use of Proceeds........................  12
                  Description of Notes...................  13
                  Selected Consolidated Financial Data...  19
                  Management's Discussion and Analysis of
                    Financial Condition and Results of
                    Operations...........................  20
                  Business...............................  29
                  Management.............................  34
                  Principal and Management Shareholders..  35
                  Market for Common Equity and Related
                    Stockholder Matters..................  35
                  Transactions with Related Parties......  36
                  Legal Matters..........................  37
                  Experts................................  38
                  Plan of Distribution...................  38
                  Where You Can Find More Information....  39
                  Index to Financial Statements.......... F-1

   Until     , 2002 (25 days after the effective date of the Registration
Statement) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================================
================================================================================

                            The Thaxton Group, Inc.

                                  $75,000,000

                          Aggregate Principal Amount
                                      of
                            Subordinated Term Notes
                        Due 1, 6, 12, 36 and 60 Months
                                      and
                           Subordinated Daily Notes

                              -------------------

                              P R O S P E C T U S

                              -------------------

                                April 25, 2002


================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers

   The Bylaws of Thaxton Group provide for indemnification of its officers and directors against liabilities and reasonable expenses incurred in connection with any action, suit or proceeding to which such person may be a party because he is or was a director or officer of Thaxton Group or serving in a similar capacity at Thaxton Group's request for another entity, to the fullest extent permitted by the laws of South Carolina. Under the laws of South Carolina, unless limited by its articles of incorporation, a corporation shall indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer of such corporation, against reasonable expenses incurred by him in connection with the proceeding. South Carolina law also provides that a corporation may indemnify a director or officer if he acted in good faith and in a manner he reasonably believed to be, with respect to conduct in his official capacity, in the best interests of the corporation, and, in all other cases, in a manner not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, he had no reason to believe his conduct was unlawful. With respect to suits by or in the right of Thaxton Group, such a person may be indemnified if he acted in good faith and, in the case of conduct within his official capacity, he reasonably believed his conduct to be in Thaxton Group's best interest, and in all other cases, he shall not have been adjudged to be liable to Thaxton Group.

   The South Carolina Business Corporation Act of 1988 also permits certain corporations, including Thaxton Group, by a provision in its articles of incorporation, to limit or eliminate the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except with respect to any breach of the director's duty of loyalty to the corporation or its shareholders, or acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, or which occurred prior to the time such provision became effective, or with respect to transactions in which the director received an improper personal benefit, or for approving an unlawful distribution. Thaxton Group's Second Amended and Restated Articles of Incorporation include such a provision. As a result of the inclusion of such provision, shareholders of Thaxton Group may be unable to recover monetary damages against directors for action taken by them which constitute negligence or which are in violation of their fiduciary duty of due care, although they are not precluded from obtaining injunctive or other equitable relief with respect to such actions. Such provision is not effective to eliminate or limit statutory liabilities arising under federal law, including liabilities under federal securities laws.

Item 25.  Other Expenses of Issuance and Distribution.

   The following table sets forth the expenses to be incurred in connection with the offering of the securities:

            Securities and Exchange Commission filing fee $ 18,750
            NASD filing fee..............................    8,000
            Printing expenses............................   50,000*
            Legal fees and expenses......................  200,000*
            Accounting fees and expenses.................  160,000*
            Blue Sky filing fees.........................   10,000*
            Selling agent expenses.......................   45,000*
            Trustee's fees and expenses..................   25,000*
            Miscellaneous expenses.......................   95,750*
            Total........................................ $612,500*

      * Estimated

Item 26.  Recent Sales of Unregistered Securities

   On July 1, 1997, Thaxton Group began offering and selling up to $10 million in subordinated term notes due 1, 6, 12, 36 and 60 months, with interest rates ranging from 5.5% to 8.25% per annum, in an intrastate offering registered with the State of South Carolina. This program terminated in February 1998 upon the commencement of the offering registered hereunder. Thaxton Group sold $5.4 million in aggregate principal amount South Carolina term notes of which $3.8 million is outstanding. Offers and sales of the South Carolina term notes were not registered under the Securities Act pursuant to the exemption provided by
Section 3(a)(11) thereunder.

   In December 1997, Thaxton Group entered into an agreement with Mr. Jack W. Robinson and some of his affiliates pursuant to which they exchanged 27,076 shares of common stock of Thaxton Group for an equal number of shares of Thaxton Group's Series B Convertible Preferred Stock. The terms of the Series B preferred stock are identical to Thaxton Group's Series A Preferred Stock except that dividends are payable, at Thaxton Group's option, in additional shares of Series B preferred stock. On July 1, 1998, Thaxton Group entered into a subsequent agreement with Mr. Robinson and some of his affiliates pursuant to which they exchanged all of the shares of Series B preferred stock, plus 29,200 shares of common stock for a total of 56,276 shares of the Thaxton Group's Series D Preferred Stock. The terms of the Series D preferred stock are similar to the Series A preferred stock, except that they provide for an $0.80 annual dividend rate on each share of the Series D preferred stock and they provide that the Series D preferred stock is not convertible into common stock. Neither of these transactions were registered under the Securities Act, pursuant to the exemption from registration provided by Section 4(2) of this statute for transactions not involving any public offering.

   In December 1998, Thaxton Group sold 800,000 shares of Series E Cumulative Preferred Stock for $10 per share to FINOVA, its primary lender. The stock pays a variable rate dividend of prime plus 1% through December 31, 2003, and prime plus 6% thereafter. Thaxton Group may redeem the preferred stock at any time at a price of $10 per share. As part of the agreement governing the issuance of stock, Thaxton Group reduced its overall credit line with FINOVA from $100,000,000 to $92,000,000. Although Thaxton Group has no obligation to redeem the stock at any time, under the terms of the agreement, FINOVA has the right, at its option, to ask Mr. James D. Thaxton, the majority shareholder of Thaxton Group, to repurchase the stock. The sale of the Series E preferred stock to FINOVA was exempt from registration under the Securities Act, pursuant to
Section 4(2) thereof for transactions not involving any public offering.

   In November 1999, Thaxton Group acquired Thaxton Investment by exchanging 3,223,000 shares of common stock for all of the outstanding common stock of Thaxton Investment. The capital stock of Thaxton Investment was acquired from James D. Thaxton. The transaction was not registered under the Securities Act pursuant to the exemption provided by Section 4(2) thereof.

Item 27.  Exhibits

Exhibit No.                                           Description
-----------                                           -----------
   1        Form of Selling Agent Agreement between The Thaxton Group, Inc. and Carolinas First
            Investments, Inc. *
   3.1      Second Amended and Restated Articles of Incorporation of The Thaxton Group, Inc. (1)
   3.2      Amended and Restated Bylaws of the Thaxton Group, Inc. *
   4.1      Indenture, dated as of February 17, 1998, between the Company and The Bank of New York, as
            Trustee. *
   4.2      Form of Subordinated Daily Note (included as Exhibit A to the Indenture). *
   4.3      Form of Subordinated One Month Note. (included as Exhibit B to the Indenture)*
   4.4      Form of Subordinated Term Note for 6, 12, 36 and 60 Month Notes (included as Exhibit C to the
            Indenture). *
   4.5      From D1 Subordinated Daily Note. *
   4.6      Form M1 Subordinated 1 Month Note. *
   4.7      Form T1 Subordinated Term Note for 6, 12, 36, and 60 Month Note. *
   5        Opinion of Moore & Van Allen PLLC. *
   10.1     Third Amended and Restated Loan and Security Agreement dated April 4, 2001 among Finova
            Capital Corporation, The Thaxton Group, Inc., Thaxton Operating Company, Thaxton Insurance
            Group, Inc., TICO Credit Company, Inc., Eagle Premium Finance Co., Inc., Thaxton Commercial
            Lending, Inc., Paragon, Inc., TICO Premium Finance Company of South Carolina, Inc., TICO
            Reinsurance, LTD., TICO Credit Company of Tennessee, Inc., TICO Credit Company of North
            Carolina, Inc., TICO Credit Company of Alabama, Inc., TICO Credit Company of Georgia, Inc.,
            TICO Credit Company (DE), TICO Credit Company (MS), TICO Credit Company (TN), Thaxton
            Investment Corporation, The Modern Finance Company, Southern Management Corporation,
            Modern Financial Services, Inc., Southern Finance of Tennessee, Inc., Covington Credit of Texas,
            Inc., Covington Credit of Georgia, Inc., Southern Finance of Tennessee, Inc., Fitch National
            Reinsurance, LTD., SOCO Reinsurance, LTD., Quick Credit Corporation, Covington Credit,
            Inc.(Oklahoma), Covington Credit of Louisiana, Inc., Southern Financial Management, Inc.(2)
   10.2     First Amended and Restated Schedule, dated December 31, 2001, to Third Amended and Restated
            Loan and Security Agreement, among Finova Capital Corporation, The Thaxton Group, Inc.,
            Thaxton Operating Company, Thaxton Insurance Group, Inc., TICO Credit Company, Inc., Eagle
            Premium Finance Co., Inc., Thaxton Commercial Lending, Inc., Paragon, Inc., TICO Premium
            Finance Company of South Carolina, Inc., TICO Reinsurance, LTD., TICO Credit Company of
            Tennessee, Inc., TICO Credit Company of North Carolina, Inc., TICO Credit Company of
            Alabama, Inc., TICO Credit Company of Mississippi, Inc., TICO Credit Company of Georgia,
            Inc., TICO Credit Company (DE), TICO Credit Company (MS), TICO Credit Company (TN),
            Thaxton Investment Corporation, The Modern Finance Company, Southern Management
            Corporation, Modern Financial Services, Inc., Southern Finance of South Carolina, Inc.,
            Covington Credit of Texas, Inc., Covington Credit of Georgia, Inc., Southern Finance of
            Tennessee, Inc., Fitch National Reinsurance, LTD., SOCO Reinsurance, LTD., Quick Credit
            Corporation, Covington Credit, Inc.(Oklahoma), Covington Credit of Louisiana, Inc., Southern
            Financial Management, Inc. (3)
   10.3     Stock Purchase Agreement, dated August 31, 2000 between Thaxton Insurance Group, Inc. and
            Thaxton Life Partners, Inc. (4)
   21       Subsidiaries of The Thaxton Group, Inc. (3)
   23.1     Consent of Moore & Van Allen PLLC (included in Exhibit 5 to this Registration Statement). *
   23.2     Consent of Cherry, Bekaert & Holland LLP.
   24       Power of Attorney (included in signature page). *
   25       Form T-1 Statement of Eligibility and Qualification of Trustee. (5)

--------
(1) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998.
(2) Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000.
(3) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.
(4) Incorporated by reference to Exhibit 10.9 the Company's Registration Statement on Form SB-2 (Reg. No. 333-42623)(the "1998 Registration Statement) filed with Post-Effective Amendment No. 2 to the 1998 Registration Statement.
(5) Incorporated by reference to Exhibit 25 of the 1998 Registration Statement filed with Pre-Effective Amendment No. 2 to the 1998 Registration Statement.
*  Previously filed.

Item 28.  Undertakings

   The undersigned hereby undertakes:

      (1) To file, during any period in which offers or sales of the securities are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering; and

      (4) To file an application for purposes of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

      (5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

   In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing this Post-Effective Amendment on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto in the City of Lancaster, State of South Carolina on April 25, 2002.

                                               THE THAXTON GROUP, INC.

                                               By:       /S/ ALLAN F. ROSS
                                                   -----------------------------
                                                           Allan F. Ross
                                                       Vice President, Chief
                                                      Financial Officer, and
                                                             Secretary

   In accordance with the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                                  Title                              Date
          ---------                                  -----                              ----

              *               Chairman of the Board of                             April 25, 2002
-----------------------------   Directors,
      James D. Thaxton          President and Chief Executive Officer (Principal
                                Executive Officer)

              *                                                                    April 25, 2002
-----------------------------   Executive Vice President, Chief Operating
      Robert L. Wilson          Officer and Director

      /s/ ALLAN F. ROSS                                                            April 25, 2002
-----------------------------   Vice President, Chief Financial Officer, Secretary
        Allan F. Ross           and Director (Principal
                                Financial and Accounting
                                Officer)

              *               Director                                             April 25, 2002
-----------------------------
        C.L. Thaxton

   Allan F. Ross, by signing his name below, signs this document on behalf of each of the above-named persons specified by an asterisk (*), pursuant to a power of attorney duly executed by such persons, filed with the Securities and Exchange Commission in the registrant's Registration Statement on Form SB-2 filed on February 5, 2001.


By:     /S/ ALLAN F. ROSS
    -------------------------
       as attorney-in-fact